UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Campinas, August 13, 2019 – CPFL Energia S.A. (B3: CPFE3 and NYSE: CPL), announces its 2Q19 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 2Q18, unless otherwise stated.

CPFL ENERGIA ANNOUNCES ITS 2Q19 RESULTS

Indicators (R$ Million)	2Q19	2Q18	Var.	1H19	1H18	Var.
Load in the Concession Area - GWh	16,539	16,398	0.9%	34,625	34,149	1.4%
Sales within the Concession Area - GWh	16,626	16,754	-0.8%	34,357	33,939	1.2%
Captive Market	11,021	11,285	-2.3%	23,429	23,269	0.7%
Free Client	5,604	5,469	2.5%	10,928	10,670	2.4%
Gross Operating Revenue	10,804	10,501	2.9%	21,592	20,138	7.2%
Net Operating Revenue	7,036	6,945	1.3%	14,164	13,320	6.3%
EBITDA(1)	1,505	1,370	9.9%	3,036	2,736	11.0%
Net Income	574	450	27.4%	1,144	870	31.6%
Investments(2)	521	422	23.5%	966	848	14.0%

Notes:

(1)   EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization, as CVM Instruction no. 527/12. See the calculation in item 4.6 of this report;

(2)   Does not include special obligations.

2Q19 HIGHLIGHTS

•      Increase of 0.9% in load in the concession area;

•      EBITDA of R$ 1,505 million, growth of 9.9%;

•      Net Income of R$ 574 million, growth of 27.4%;

•      Net debt of R$ 11.0 billion and leverage of 1.93x Net Debt/EBITDA;

•      Investments of R$ 521 million, growth of 23.5%;

•      RGE-RGE Sul tariff adjustment, in jun-19: (i) increase of 7.14% of RGE’s parcel B, and (ii) increase of 9.10% of RGE Sul’s parcel B;

•      CPFL Energia’s Re-IPO, in Jun-19: R$ 3.7 billion R$ 27.50/share; total offering: 134.3 million shares; since the offering - price: +22.3% and ADTV: R$ 109.5 MM (from Jun 13 to Aug 13).

Conference Call with Simultaneous Translation into English
 (Bilingual Q&A)
•       Wednesday, August 14, 2019 – 11:00 a.m. (Brasília), 10:00 a.m. (ET)
(   Portuguese: 55-11-3193-1001 or 55-11-2820-4001 (Brazil)
(   English: 1-800-492-3904 (USA) and 1-646-828-8246 (Other Countries)

Investor Relations Department 55-19-3756-8458 ri@cpfl.com.br www.cpfl.com.br/ir

2Q19 Results | August 13, 2019

2Q19 Results | August 13, 2019

2Q19 Results | August 13, 2019

1) MESSAGE FROM THE CEO

The second quarter of 2019 signaled a new moment for the CPFL Energia Group. Three years after its control was acquired by the Chinese company State Grid, CPFL Energia returned to the capital markets to launch a new share offering in order to access funds that may be necessary for the Group’s continued growth. The idea was to keep the Company listed, go back to the market so that investors can once again follow the trajectory of CPFL, which remains as it used to be – a company concerned about transparency, financial discipline and strong governance.

In this regard, the Company disclosed a material fact notice in May 2019, announcing the potential acquisition by CPFL Energia of the entire controlling interest held directly by State Grid in CPFL Renováveis.

As part of this process, in July 2019, work began on integrating the administrative functions of CPFL Renováveis and CPFL Energia, mainly to capture potential synergies between the organizational models of both companies. This measure further underlines the Management’s commitment to growth and creation of value for its shareholders.

Another important event in the second quarter was the change in the dividend payment policy, which fixed a minimum payout ratio of 50%. As such, starting from 2020, a balance will be arrived at between growth and yield.

In terms of economic and financial performance, we delivered significant results once again in the second quarter of 2019. Operating cash generation of the CPFL group, as measured by EBITDA, reached R$1,505 million in 2Q19 (+9.9%). The highlight was the distribution segment, whose EBITDA came to R$873 million in 2Q19 (+13.8%), mainly reflecting the results of the conclusion of the tariff review process at RGE (in June 2018) and tariff adjustments at other distributors: CPFL Piratininga (October 2018) and CPFL Paulista (April 2019).

We continue to work on value creation initiatives and on our investment plan (around R$11.9 billion over the next five years, of which R$2.2 billion in 2019), while relying on financial discipline, as well as the engagement and commitment of our teams. We invested R$521 million in 2Q19.

The capital structure and consolidated financial leverage of CPFL Energia remain at adequate levels. The Company’s net debt to EBITDA ratio was 1.93 at the end of the quarter, as per the measurement criteria of our financial covenants, which is lower than in the previous quarter.

Finally, the management of CPFL remains optimistic about the progress being made in Brazil’s electricity sector and is confident about its business platform, which is increasingly better prepared and well positioned to face the challenges and opportunities arising in the country.

Gustavo Estrella

CEO of CPFL Energia

2Q19 Results | August 13, 2019

2) ENERGY SALES

2.1) Sales within the Distributors’ Concession Area

Sales within the Concession Area - GWh
	2Q19	2Q18	Var.	1H19	1H18	Var.
Captive Market	11,021	11,285	-2.3%	23,429	23,269	0.7%
Free Client	5,604	5,469	2.5%	10,928	10,670	2.4%
Total	16,626	16,754	-0.8%	34,357	33,939	1.2%

In 2Q19, sales within the concession area, achieved by the distribution segment, totaled 16,626 GWh, a decrease of 0.8%. Sales to the captive market totaled 11,021 GWh in 2Q19, a decrease of 2.3%. The quantity of energy, in GWh, which corresponds to the consumption of free clients in the concession area of group’s distributors, billed through the Tariff for the Usage of the Distribution System (TUSD), reached 5,604 GWh in 2Q19, an increase of 2.5%.

In 1H19, sales within the concession area reached 34,357 GWh an increase of 1.2%. Sales to the captive market totaled 23,429 GWh an increase of 0.7% and the quantity of energy, which corresponds to the consumption of free clients totaled 10,928 GWh an increase of 2.4%.

Sales within the Concession Area - GWh
	2Q19	2Q18	Var.	Part.	1H19	1H18	Var.	Part.
Residential	4,801	4,849	-1.0%	28.9%	10,404	10,021	3.8%	30.3%
Industrial	6,235	6,291	-0.9%	37.5%	12,178	12,285	-0.9%	35.4%
Commercial	2,792	2,779	0.5%	16.8%	5,886	5,725	2.8%	17.1%
Others	2,798	2,835	-1.3%	16.8%	5,888	5,908	-0.3%	17.1%
Total	16,626	16,754	-0.8%	100.0%	34,357	33,939	1.2%	100.0%

Note: The tables with sales within the concession area by distributor are attached to this report in item 12.9.

Concession area in 2Q19:

•        Residential and Commercial classes (28.9% and 16.8% of total sales, respectively): reduction of 1.0% in residential class and increase of 0.5% in commercial class, impacted by fewer days on the billing calendar and higher temperatures in the South region, in July, which reduced the need for heating energy consumption. In the quarter, RGE registered a decrease of 4.5% in residential class and 4.8% in commercial class.

•        Industrial class (37.5% of total sales): reduction of 0.9%, reflecting the weak economic activity and the migration of two large consumer located in the CPFL Piratininga concession area to the basic network. Excluding this effect, the variation of the Industrial class would be +0.9%.

Concession area in 1H19:

•        Residential and Commercial classes (30.3% and 17.1% of total sales, respectively): increase of 3.8% and 2.8%, respectively, favored by the high temperature in the first months of the year, which favored the increase in consumption, especially in the state of São Paulo, partially offset by a higher temperature in the South region in the second quarter, which reduced the consumption for heating.

•        Industrial class (35.4% of total sales): reduction of 0.9%, reflecting the weak economic performance and the migration of consumers to the basic network.

2Q19 Results | August 13, 2019

2.1.1) Sales to the Captive Market

Sales to the Captive Market - GWh
	2Q19	2Q18	Var.	1H19	1H18	Var.
Residential	4,801	4,849	-1.0%	10,404	10,021	3.8%
Industrial	1,425	1,529	-6.8%	2,827	3,033	-6.8%
Commercial	2,107	2,158	-2.4%	4,505	4,482	0.5%
Others	2,688	2,749	-2.2%	5,692	5,733	-0.7%
Total	11,021	11,285	-2.3%	23,429	23,269	0.7%

Note: The tables with captive market sales by distributor are attached to this report in item 12.10.

2.1.2) Free Clients

Free Client - GWh
	2Q19	2Q18	Var.	1H19	1H18	Var.
Industrial	4,810	4,762	1.0%	9,351	9,252	1.1%
Commercial	684	621	10.2%	1,381	1,243	11.1%
Others	110	85	28.8%	196	175	11.9%
Total	5,604	5,469	2.5%	10,928	10,670	2.4%

Free Client by Distributor - GWh
	2Q19	2Q18	Var.	1H19	1H18	Var.
CPFL Paulista	2,599	2,507	3.7%	5,114	4,941	3.5%
CPFL Piratininga	1,548	1,601	-3.3%	3,027	3,130	-3.3%
RGE	1,280	1,209	5.8%	2,432	2,302	5.6%
CPFL Santa Cruz	178	151	17.5%	354	296	19.7%
Total	5,604	5,469	2.5%	10,928	10,670	2.4%

2.1.3) Load in the concession area

Load in the Concession Area - GWh
	2Q19	2Q18	Var.	1H19	1H18	Var.
Captive Market	10,902	10,930	-0.3%	23,248	23,065	0.8%
Free Client	5,637	5,467	3.1%	11,377	11,084	2.6%
Total	16,539	16,398	0.9%	34,625	34,149	1.4%

2Q19 Results | August 13, 2019

2.2) Generation Installed Capacity

In 2Q19, the Generation installed capacity of CPFL Energia group, considering the proportional stake in each project, is of 3,307 MW.

Note: Take into account CPFL Energia’s 53.18% stake in CPFL Renováveis.

2Q19 Results | August 13, 2019

3) CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described on attachment 12.11. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of June 30, 2019 and 2019, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

3.1) Consolidation of CPFL Renováveis Financial Statements

On June 30, 2019, CPFL Energia indirectly held 53.18% of CPFL Renováveis, through its subsidiary CPFL Geração. CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

3.2) Consolidation of RGE Sul Financial Statements

On June 30, 2019, CPFL Energia held the following stake in the capital stock of RGE Sul: 89.0107%, directly, and 10.9893%, indirectly, through CPFL Brasil. RGE Sul has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since November 1st, 2016.

3.3) Economic-Financial Performance Presentation

In accordance with U.S. SEC (Securities and Exchange Commission) guidelines and pursuant to items 100(a) and (b) of Regulation G, with the disclosure of 4Q16/2016 results, in order to avoid the disclosure of non-GAAP measures, we no longer disclose the economic-financial performance considering the proportional consolidation of the generation projects and the adjustment of the numbers for non-recurring items, focusing the disclosure in the IFRS criterion. Only in chapter 5, of Indebtedness, we continue presenting the information in the financial covenants criterion, considering that the proper reconciliation with the numbers in the IFRS criterion are presented in item 12.11 of this report.

3.4) Consolidation of Transmission Companies

As of 4Q17, the subsidiaries CPFL Transmissão Piracicaba and CPFL Transmissão Morro Agudo are consolidated in the financial statements of the segment "Conventional Generation".

2Q19 Results | August 13, 2019

4) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Million)
	2Q19	2Q18	Var.	1H19	1H18	Var.
Gross Operating Revenue	10,804	10,501	2.9%	21,592	20,138	7.2%
Net Operating Revenue	7,036	6,945	1.3%	14,164	13,320	6.3%
Cost of Electric Power	(4,269)	(4,538)	-5.9%	(8,752)	(8,552)	2.3%
Operating Costs & Expenses	(1,761)	(1,520)	15.8%	(3,364)	(2,991)	12.5%
EBIT	1,007	887	13.5%	2,047	1,777	15.2%
EBITDA[1]	1,505	1,370	9.9%	3,036	2,736	11.0%
Financial Income (Expense)	(211)	(246)	-14.0%	(431)	(553)	-22.0%
Income Before Taxes	885	710	24.6%	1,791	1,378	30.0%
Net Income	574	450	27.4%	1,144	870	31.6%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12. See the calculation in item 4.6 of this report.

4.1) Opening of economic-financial performance by business segment

Income Statement by business segment - CPFL Energia (R$ million)
	Distribution	Conventional Generation	Renewable Generation	Commerciali-zation	Services	Others	Eliminations	Total
2Q19
Net operating revenue	5,766	298	411	813	158	-	(410)	7,036
Operating costs and expenses	(4,893)	(54)	(160)	(791)	(119)	(14)	410	(5,622)
Depreciation e amortization	(194)	(30)	(162)	(0)	(6)	(16)	-	(408)
Income from electric energy service	679	214	89	21	33	(30)	-	1,007
Equity accounting	-	90	-	-	-	-	-	90
EBITDA	873	334	251	22	39	(14)	-	1,505
Financial result	(72)	(39)	(111)	(1)	0	11	-	(211)
Income (loss) before taxes	607	265	(22)	20	33	(19)	-	885
Income tax and social contribution	(220)	(57)	(17)	(7)	(10)	(0)	-	(311)
Net income (loss)	387	208	(38)	13	23	(19)	-	574

2Q18
Net operating revenue	5,641	271	415	843	128	-	(352)	6,945
Operating costs and expenses	(4,874)	(41)	(159)	(812)	(103)	(8)	352	(5,645)
Depreciation e amortization	(207)	(30)	(154)	(1)	(6)	(16)	-	(414)
Income from electric energy service	560	200	101	30	19	(24)	-	887
Equity accounting	-	69	-	-	-	-	-	69
EBITDA	768	299	256	31	25	(8)	-	1,370
Financial result	(47)	(75)	(119)	(5)	(0)	0	-	(246)
Income (loss) before taxes	514	194	(18)	26	19	(24)	-	710
Income tax and social contribution	(190)	(38)	(19)	(9)	(5)	2	-	(260)
Net income (loss)	324	155	(37)	16	14	(22)	-	450

Variation
Net operating revenue	2.2%	10.0%	-0.9%	-3.6%	23.9%	-	16.4%	1.3%
Operating costs and expenses	0.4%	31.8%	0.7%	-2.6%	16.3%	68.6%	16.4%	-0.4%
Depreciation e amortization	-6.2%	-1.2%	4.6%	-18.6%	10.1%	0.1%	-	-1.4%
Income from electric energy service	21.2%	7.3%	-11.8%	-29.9%	68.6%	23.9%	-	13.5%
Equity accounting	-	30.4%	-	-	-	-	-	30.4%
EBITDA	13.8%	11.8%	-1.9%	-29.7%	55.4%	68.6%	-	9.9%
Financial result	53.7%	-48.1%	-6.7%	-73.3%	-	3847.6%	-	-14.0%
Income (loss) before taxes	18.2%	37.0%	22.7%	-21.8%	74.9%	-21.8%	-	24.6%
Income tax and social contribution	16.0%	48.9%	-11.2%	-26.9%	92.8%	-	-	19.8%
Net income (loss)	19.6%	34.0%	5.4%	-18.9%	68.0%	-14.0%	-	27.4%

Note: an analysis of the economic-financial performance by business segment is presented in chapter 11.

2Q19 Results | August 13, 2019

Income Statement by business segment - CPFL Energia (R$ million)
	Distribution	Conventional Generation	Renewable Generation	Commerciali-zation	Services	Others	Eliminations	Total
1H19
Net operating revenue	11,703	567	745	1,573	304	-	(728)	14,164
Operating costs and expenses	(9,850)	(105)	(303)	(1,520)	(229)	(25)	728	(11,304)
Depreciation e amortization	(386)	(59)	(322)	(1)	(12)	(31)	-	(813)
Income from electric energy service	1,467	403	121	51	62	(56)	-	2,047
Equity accounting	-	175	-	-	-	-	-	175
EBITDA	1,853	638	443	52	75	(25)	-	3,036
Financial result	(131)	(83)	(223)	(9)	1	14	-	(431)
Income (loss) before taxes	1,335	495	(102)	42	63	(43)	-	1,791
Income tax and social contribution	(483)	(103)	(29)	(14)	(17)	(0)	-	(647)
Net income (loss)	852	392	(132)	28	46	(43)	-	1,144

1H18
Net operating revenue	10,842	552	799	1,553	239	-	(665)	13,320
Operating costs and expenses	(9,282)	(82)	(315)	(1,514)	(192)	(18)	665	(10,739)
Depreciation e amortization	(388)	(60)	(312)	(1)	(11)	(31)	-	(804)
Income from electric energy service	1,172	409	171	37	36	(49)	-	1,777
Equity accounting	-	154	-	-	-	-	-	154
EBITDA	1,560	624	484	39	48	(18)	-	2,736
Financial result	(151)	(143)	(248)	(12)	(1)	2	-	(553)
Income (loss) before taxes	1,021	421	(77)	25	36	(47)	-	1,378
Income tax and social contribution	(377)	(83)	(32)	(10)	(9)	2	-	(509)
Net income (loss)	644	337	(109)	16	27	(45)	-	870

Variation
Net operating revenue	7.9%	2.7%	-6.6%	1.3%	27.0%	-	9.6%	6.3%
Operating costs and expenses	6.1%	27.4%	-4.0%	0.4%	19.5%	40.7%	9.6%	5.3%
Depreciation e amortization	-0.3%	-1.3%	3.2%	-16.8%	8.6%	0.0%	-	1.1%
Income from electric energy service	25.1%	-1.6%	-29.5%	37.1%	71.6%	14.7%	-	15.2%
Equity accounting	-	13.8%	-	-	-	-	-	13.8%
EBITDA	18.8%	2.2%	-8.4%	35.4%	56.9%	40.7%	-	11.0%
Financial result	-13.3%	-41.9%	-10.2%	-25.5%	-	565.0%	-	-22.0%
Income (loss) before taxes	30.8%	17.7%	32.7%	67.0%	77.3%	-9.5%	-	30.0%
Income tax and social contribution	28.3%	23.1%	-8.5%	50.4%	90.0%	-	-	27.2%
Net income (loss)	32.3%	16.4%	20.6%	77.1%	72.9%	-4.8%	-	31.6%

Note: an analysis of the economic-financial performance by business segment is presented in chapter 11.

4.2) Sectoral Financial Assets and Liabilities

In 2Q19, it was accounted the total sectoral financial assets in the amount of R$ 21 million, compared to the total sectoral financial assets in the amount of R$ 481 million in 2Q18, a variation of R$ 460 million. In 1H19, it was accounted the total sectoral financial liabilities in the amount of R$ 303 million, compared to the total sectoral financial assets in the amount of R$ 854 million in 1H18, a variation of R$ 1,157 million.

On June 30, 2019, the balance of these sectoral financial assets and liabilities was positive in R$ 1,253 million, compared to a positive balance of R$ 1,212 million on March 31, 2019 and a positive balance of R$ 1,094 million on June 30, 2018.

As established by the applicable regulation, any sectoral financial assets or liabilities shall be included in the tariffs of the distributors in their respective annual tariff events.

4.3) Operating Revenue

In 2Q19, gross operating revenue reached R$ 10,804 million, representing an increase of 2.9% (R$ 303 million). Deductions from the gross operating revenue was of R$ 3,768 million in 2Q19, representing an increase of 6.0% (R$ 212 million). Net operating revenue reached R$ 7,036 million in 2Q19, registering an increase of 1.3% (R$ 91 million).

The main factors that affected the net operating revenue were:

•      Increase of revenues in the Distribution segment, in the amount of R$ 125 million (for more details, see item 11.1.1.2);

2Q19 Results | August 13, 2019

•      Increase of revenues in the Services segment, in the amount of R$ 31 million;

•      Increase of revenues in the Conventional Generation segment, in the amount of R$ 27 million;

Partially offset by:

•      Reduction of R$ 58 million in the eliminations, due to the sales among the group’s segments;

•      Reduction of revenues in the Commercialization segment, in the amount of R$ 30 million;

•      Reduction of revenues in the Renewable Generation segment, in the amount of R$ 4 million.

In 1H19, gross operating revenue reached R$ 21,592 million, representing an increase of 7.2% (R$ 1,453 million). Deductions from the gross operating revenue was of R$ 7,428 million in 1H19, representing an increase of 8.9% (R$ 610 million). Net operating revenue reached R$ 14,164 million in 1H19, registering an increase of 6.3% (R$ 844 million).

The main factors that affected the net operating revenue were:

•      Increase of revenues in the Distribution segment, in the amount of R$ 861 million (for more details, see item 11.1.1.2);

•      Increase of revenues in the Services segment, in the amount of R$ 65 million;

•      Increase of revenues in the Commercialization segment, in the amount of R$ 20 million;

•      Increase of revenues in the Conventional Generation segment, in the amount of R$ 15 million;

Partially offset by:

•      Reduction of R$ 63 million in the eliminations, due to the sales among the group’s segments;

•      Reduction of revenues in the Renewable Generation segment, in the amount of R$ 53 million.

4.4) Cost of Electric Energy

Cost of Electric Energy (R$ Million)
	2Q19	2Q18	Var.	1H19	1H18	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	693	716	-3.3%	1,350	1,275	5.9%
PROINFA	99	82	20.4%	204	168	21.3%
Energy Purchased through Auction in the Regulated Environment, Bilateral Contracts and Energy Purchased in the Spot Market	3,104	3,442	-9.8%	6,676	6,417	4.0%
PIS and COFINS Tax Credit	(289)	(378)	-23.5%	(671)	(696)	-3.6%
Total	3,606	3,863	-6.6%	7,559	7,164	5.5%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	489	576	-15.1%	987	1,143	-13.7%
Itaipu Transmission Charges	70	65	6.9%	137	128	7.0%
Connection Charges	46	38	20.3%	93	70	32.6%
Charges for the Use of the Distribution System	12	12	-2.6%	25	21	14.4%
ESS / EER	112	62	80.8%	71	175	-59.2%
PIS and COFINS Tax Credit	(66)	(78)	-14.9%	(119)	(150)	-20.3%
Total	662	675	-2.0%	1,193	1,388	-14.0%

Cost of Electric Energy	4,269	4,538	-5.9%	8,752	8,552	2.3%

In 2Q19, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 4,269 million, registering a reduction of 5.9% (R$ 269 million).

The factors that explain these variations follow below:

•      The cost of electric power purchased for resale reached R$ 3,606 million in 2Q19, a reduction of 6.6% (R$ 256 million), due to the following factors:

2Q19 Results | August 13, 2019

                   (i)        Reduction of 9.8% (R$ 338 million) in the cost of energy purchased through auction in the regulated environment, bilateral contracts and energy purchased in the spot market, due to the reduction of 13.0% in the average purchase price (R$ 198.11/MWh in 2Q19 vs. R$ 227.70/MWh in 2Q18), partially offset by the increase of 3.6% (549 GWh) in the volume of purchased energy;

                 (ii)        Reduction of 3.3% (R$ 23 million) in the cost of energy from Itaipu, due to the reductions of 2.6% in the average purchase price (R$ 252.40/MWh in 2Q19 vs. R$ 259.09/MWh in 2Q18) and of 0.7% (20 GWh) in the volume of purchased energy;

Partially offset by:

                (iii)        Reduction of 23.5% (R$ 89 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase;

                (iv)        Increase of 20.4% (R$ 17 million) in the amount of PROINFA cost, due to the increase of 21.2% in the average purchase price (R$ 371.99/MWh in 2Q19 vs. R$ 306.88/MWh in 2Q18), partially offset by the reduction of 0.7% (2 GWh) in the volume of purchased energy.

•      Charges for the use of the transmission and distribution system reached R$ 662 million in 2Q19, a reduction of 2.0% (R$ 13 million), due to the following factors:

                   (i)        Reduction of 10.9% (R$ 75 million) in the connection and transmission charges (basic network, Itaipu transmission, connection and usage of the distribution system);

Partially offset by:

                 (ii)        Increase of 80.8% (R$ 50 million) in sectoral charges (System Service Usage Charges – ESS / Reserve Energy Charges – EER);

                (iii)        Reduction of 14.9% (R$ 12 million) in PIS and COFINS tax credits (cost reducer), generated from the charges.

In 1H19, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 8,752 million, registering an increase of 2.3% (R$ 201 million).

The factors that explain these variations follow below:

•      The cost of electric power purchased for resale reached R$ 7,559 million in 1H19, an increase of 5.5% (R$ 395 million), due to the following factors:

                   (i)        Increase of 4.0% (R$ 259 million) in the cost of energy purchased through auction in the regulated environment, bilateral contracts and energy purchased in the spot market, due to the increase of 6.5% (1,996 GWh) in the volume of purchased energy, partially offset by the reduction of 2.3% in the average purchase price (R$ 204.90/MWh in 1H19 vs. R$ 209.81/MWh in 1H18);

                 (ii)        Increase of 5.9% (R$ 75 million) in the cost of energy from Itaipu, due to the increase of 6.7% in the average purchase price (R$ 247.04/MWh in 1H19 vs. R$ 231.60/MWh in 1H18), partially offset by the reduction of 0.7% (39 GWh) in the volume of purchased energy;

                (iii)        Increase of 21.3% (R$ 36 million) in the amount of PROINFA cost, due to the increase of 21.5% in the average purchase price (R$ 389.95/MWh in 1H19 vs. R$ 320.84/MWh in 1H18), partially offset by the reduction of 0.2% (1 GWh) in the volume of purchased energy;

2Q19 Results | August 13, 2019

                (iv)        Reduction of 3.6% (R$ 25 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase;

•      Charges for the use of the transmission and distribution system reached R$ 1,193 million in 1H19, a reduction of 14.0% (R$ 195 million), due to the following factors:

                   (i)        Reduction of 8.9% (R$ 121 million) in the connection and transmission charges (basic network, Itaipu transmission, connection and usage of the distribution system);

                 (ii)        Reduction of 59.2% (R$ 104 million) in sectoral charges (ESS/EER);

Partially offset by:

                (iii)        Reduction of 20.3% (R$ 30 million) in PIS and COFINS tax credits (cost reducer), generated from the charges.

4.5) Operating Costs and Expenses

Operating costs and expenses reached R$ 1,761 million in 2Q19, compared to R$ 1,520 million in 2Q18, an increase of 15.8% (R$ 241 million). In 1H19, operating costs and expenses reached R$ 3,364 million, compared to R$ 2,991 million in 1H18, an increase of 12.5% (R$ 373 million).

The factors that explain these variations follow below:

PMSO

Reported PMSO (R$ million)
	2Q19	2Q18	Variation		1H19	1H18	Variação
			R$ MM	%			R$ MM	%
Reported PMSO
Personnel	(366)	(352)	(13)	3.8%	(714)	(690)	(24)	3.4%
Material	(66)	(63)	(3)	4.4%	(133)	(126)	(7)	5.6%
Outsourced Services	(178)	(156)	(23)	14.6%	(343)	(337)	(7)	2.0%
Other Operating Costs/Expenses	(203)	(143)	(60)	42.4%	(378)	(249)	(130)	52.3%
Allowance for doubtful accounts	(65)	(42)	(23)	56.0%	(134)	(68)	(66)	96.1%
Legal and judicial expenses	(39)	(31)	(7)	23.7%	(71)	(44)	(27)	62.2%
Others	(99)	(69)	(30)	42.6%	(174)	(137)	(37)	27.1%
Total Reported PMSO	(814)	(714)	(99)	13.9%	(1,569)	(1,401)	(167)	11.9%

The PMSO item reached R$ 814 million in 2Q19, compared to R$ 714 million in 2Q18, an increase of 13.9% (R$ 99 million), due to the following factors:

     (i)          Personnel - increase of 3.8% (R$ 13 million), mainly due to the collective bargaining agreement – wages and benefits;

   (ii)          Material - increase of 4.4% (R$ 3 million), due to the increases in uniforms and equipment (R$ 2 million) and in maintenance of the fleet, lines and networks (R$ 1 million);

  (iii)          Outsourced services - increase of 14.6% (R$ 23 million), mainly due to (i) the positive effect of the recovery of PIS and COFINS tax credits at CPFL Renováveis in 2018 and (ii) the readjustment of contracts with suppliers;

2Q19 Results | August 13, 2019

  (iv)          Other operational costs/expenses - increase of 42.4% (R$ 60 million), mainly due to:

✓  Increase of 56.0% (R$ 23 million) in allowance for doubtful account;

✓  Increase of 84.7% (R$ 18 million) in assets write-off;

✓  Increase of 23.7% (R$ 7 million) in legal and judicial expenses;

✓  Other effects (R$ 12 million).

In 1H19, the PMSO item reached R$ 1,569 million, compared to R$ 1,401 million in 1H18, an increase of 11.9% (R$ 167 million), due to the following factors:

     (i)          Personnel - increase of 3.4% (R$ 24 million), mainly due to the collective bargaining agreement – wages and benefits;

    (ii)          Material - increase of 5.6% (R$ 7 million), mainly due to the increase in maintenance of the fleet, lines and networks;

  (iii)          Outsourced services - increase of 2.0% (R$ 7 million), mainly due to the increase in maintenance services in lines, network and substations;

  (iv)          Other operational costs/expenses - increase of 52.3% (R$ 130 million), mainly due to:

✓  Increase of 96.1% (R$ 66 million) in allowance for doubtful account;

✓  Increase of 62.2% (R$ 27 million) in legal and judicial expenses;

✓  Increase of 16.2% (R$ 8 million) in assets write-off;

✓  Increase of 20.8% (R$ 8 million) in collection fee;

✓  Other effects (R$ 21 million).

Other operating costs and expenses

Other operating costs and expenses reached R$ 948 million in 2Q19, compared to R$ 804 million in 2Q18, registering an increase of 17.5% (R$ 141 million), due to the following factors:

•      Increase of 38.2% (R$ 141 million) in Costs of Building the Infrastructure item;

•      Increase of 25.2% (R$ 6 million) in Private Pension Fund item, due to the registration of the impacts of the 2019 actuarial report;

Partially offset by:

•      Reduction of 1.4% (R$ 6 million) in Depreciation and Amortization item.

In 1H19, other operating costs and expenses reached R$ 1,795 million, compared to R$ 1,590 million in 1H18, registering an increase of 13.0% (R$ 206 million), due to the following factors:

•      Increase of 25.1% (R$ 186 million) in Costs of Building the Infrastructure item;

•      Increase of 25.2% (R$ 11 million) in Private Pension Fund item, due to the registration of the impacts of the 2019 actuarial report;

•      Increase of 1.1% (R$ 9 million) in Depreciation and Amortization item.

4.6) EBITDA

In 2Q19, EBITDA reached R$ 1,505 million, compared to R$ 1,370 million in 2Q18, registering an increase of 9.9% (R$ 135 million), mainly reflecting the performance of the Distribution and Conventional Generation segments.

2Q19 Results | August 13, 2019

In 1H19, EBITDA reached R$ 3,036 million, compared to R$ 2,736 million in 1H18, registering an increase of 11.0% (R$ 300 million), mainly reflecting the performance of the Distribution and Conventional Generation segments.

EBITDA is calculated according to CVM Instruction no. 527/12 and showed in the table below:

EBITDA and Net Income conciliation (R$ million)
	2Q19	2Q18	Var.	1H19	1H18	Var.
Net Income	574	450	27.4%	1,144	870	31.6%
De preciation and Amortization	408	414		813	804
Financial Result	211	246		431	553
Income Tax / Social Contribution	311	260		647	509
EBITDA	1,505	1,370	9.9%	3,036	2,736	11.0%

4.7) Financial Result

Financial Result (R$ Million)
	2Q19	2Q18	Var.	1H19	1H18	Var.
Revenues	231	169	36.8%	438	366	19.6%
Expenses	(443)	(415)	6.7%	(869)	(919)	-5.5%
Financial Result	(211)	(246)	-14.0%	(431)	(553)	-22.0%

In 2Q19, net financial expense was of R$ 211 million, a reduction of 14.0% (R$ 34 million) compared to the net financial expense of R$ 246 million reported in 2Q18. The items explaining this variation are as follows:

(i)               Increase of 32.0% (R$ 25 million) in additions and late payment fines;

(ii)              Reduction of 5.3% (R$ 19 million) in the expenses with the net debt (debt charges net of income from financial investments), due to the reduction in the indebtedness;

(iii)            Increase of 18.4% (R$ 3 million) in sectoral financial assets and liabilities updates;

(iv)            Reduction of 56.3% (R$ 10 million) in the other financial revenues and expenses;

Partially offset by:

(v)             Reduction of 80.9% (R$ 23 million) in the mark-to-market (non-cash effect).

In 1H19, net financial expense was of R$ 431 million, a reduction of 22.0% (R$ 122 million) compared to the net financial expense of R$ 553 million reported in 1H18. The items explaining this variation are as follows:

(i)               Reduction of 7.0% (R$ 50 million) in the expenses with the net debt (debt charges net of income from financial investments), due to the reduction in the indebtedness;

(ii)              Increase of 146.1% (R$ 28 million) in sectoral financial assets and liabilities updates;

(iii)            Increase of 13.4% (R$ 23 million) in additions and late payment fines;

(iv)            Variation of R$ 12 million in the mark-to-market (non-cash effect), from an expense of R$ 8 million in 1H18 to a revenue of R$ 4 million in 1H19;

2Q19 Results | August 13, 2019

(v)             Reduction of 41.1% (R$ 9 million) in the other financial revenues and expenses.

4.8) Net Income

Net income was of R$ 574 million in 2Q19, registering an increase of 27.4% (R$ 123 million) if compared to the net income of R$ 450 million observed in 2Q18. In 1H19, net income was of R$ 1,144 million, registering an increase of 31.6% (R$ 274 million) if compared to the net income of R$ 870 million observed in 1H18.

2Q19 Results | August 13, 2019

5) INDEBTEDNESS

5.1) Debt (IFRS)

Note: for debt linked to foreign currency (23.2% of total in 2Q19), swap operations are contracted, aiming the protection of the foreign exchange and the rate linked to the contract.

2Q19 Results | August 13, 2019

Net Debt in IFRS

IFRS | R$ Million	2Q19	2Q18	Var. %
Financial Debt (including hedge)	(19,472)	(19,839)	-1.8%
(+) Available Funds	6,982	2,490	180.4%
(=) Net Debt	(12,490)	(17,348)	-28.0%

5.1.1) Debt Amortization Schedule in IFRS (Jun-19)

CPFL Energia has a large market access to liquidity sources through diversified funding alternatives, either through local market financing lines such as debenture issues, BNDES and other development banks, or through financing lines in the foreign market. This access to credit for the CPFL group is currently strengthened by the support of its shareholding structure, as State Grid gives greater robustness to CPFL group in financial market.

Notes:

1)    Considers only the principal of the debt of R$ 19,464 million. In order to reach the value of debt in IFRS, of R$ 19,472 million, should be included charges and the mark-to-market (MTM) effect and cost with funding;

2)    Short-term (July 2019 – June 2020) = R$ 2,892 million.

The cash position at the end of 2Q19 had a coverage ratio of 2.41 x the amortizations of the next 12 months, enough to honor all amortization commitments until the beginning of 2021. The average amortization term, calculated from this schedule, is of 3.42 years.

On May 9, 2019, the 9th issue of CPFL Renováveis debentures in the total amount of R$ 838 million was approved. The net resources from this issuance will be used in order to achieve CPFL Energia average debt cost and ensure more adequate costs for the company.

2Q19 Results | August 13, 2019

Gross Debt Cost1 in IFRS criteria

Note: (1) as of 2Q17, CPFL Energia started to calculate its debt average cost considering the end of the period, to better reflect the variations on interest rates.

5.2) Debt in Financial Covenants Criteria

5.2.1) Indexation and Debt Cost in Financial Covenants Criteria

Indexation1 After Hedge2 in Financial Covenants Criteria – 2Q18 vs. 2Q19

1) Considering proportional consolidation of CPFL Renováveis, CERAN, ENERCAN, Foz do Chapecó and EPASA;

2) For debt linked to foreign currency (25.5% of total), swap operations are contracted, aiming the protection of the foreign exchange and the rate linked to the contract.

2Q19 Results | August 13, 2019

5.2.2) Net Debt in Financial Covenants Criteria and Leverage

In 2Q19 Proforma Net Debt totaled R$ 10,964 million, a reduction of 29,9% compared to net debt position at the end of 2Q18, in the amount of R$ 15,651 million.

Covenant Criteria (*) - R$ Million	2Q19	2Q18	Var.
Financial Debt (including hedge)1	(17,776)	(17,821)	-0.3%
(+) Available Funds	6,812	2,170	213.9%
(=) Net Debt	(10,964)	(15,651)	-29.9%
EBITDA Proforma2	5,683	5,041	12.7%
Net Debt / EBITDA	1.93	3.11	-37.9%

1) Considering proportional consolidation of CPFL Renováveis, CERAN, ENERCAN, Foz do Chapecó and EPASA;

2) Proforma EBITDA in the financial covenants criteria: adjusted according to equivalent participation of CPFL Energia in each of its subsidiaries, with the inclusion of regulatory assets and liabilities and the historical EBITDA of newly acquired projects.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent stake of CPFL Energia in each of its subsidiaries. Also, include in the calculation of Proforma EBITDA the effects of historic EBITDA of newly acquired projects.

Considering that the Proforma Net Debt totaled R$ 10,964 million and Proforma EBITDA in the last 12 months reached R$ 5,683 million, the ratio Proforma Net Debt / EBITDA at the end of 2Q19 reached 1.93x.

6) INVESTMENTS

6.1) Actual Investments

Investments (R$ Million)
Segment	2Q19	2Q18	Var.	1H19	1H18	Var.
Distribution	482	346	39.2%	885	712	24.2%
Generation - Conventional	4	2	99.8%	5	3	71.1%
Generation - Renewable	17	60	-72.0%	49	104	-52.7%
Commercialization	1	1	5.6%	1	1	-12.3%
Services and Others[2]	15	13	18.7%	22	26	-14.0%
Subtotal	518	421	22.9%	963	847	13.7%
Transmission[1]	3	0	926.7%	3	0	526.9%
Total	521	422	23.5%	966	848	14.0%

Note:

1) Investments of R$ 2,628 thousands in 2Q19 and R$ 256 thousands in 2Q18.

2) Others – basically refer to assets and transactions that are not related to the listed segments.

In 2Q19, investments were R$ 521 million, an increase of 23.5%, compared to R$ 422 million registered in 2Q18. We highlight investments made by CPFL Energia in the Distribution segment:

a.     Expansion and strengthening of the electric system;

b.     Electricity system maintenance and improvements;

c.      Operational infrastructure;

d.     Upgrade of management and operational support systems;

e.     Customer help services;

f.       Research and development programs;

2Q19 Results | August 13, 2019

6.2) Investments Forecasts

On November 30, 2018, CPFL Energia’s Board of Directors approved Board of Executive Officers’ proposal for 2019 Annual Budget and 2020/2023 Multiannual Plan for the Company, which was previously discussed by the Budget and Corporate Finance Commission.

Investments Forecasts (R$ million)1

Total:
R$ 11,938 million
Distribution3:
R$ 10,094 million
Generation4:
R$ 1,028 million
Trading & Services:
R$ 175 million
Transmission:
R$ 642 million
2,066
3
56
237
1,770
2,174
58
64
145
1,907
2,565
348
30
83
2,105
2,447
217
26
95
2,109
2,410
19
27
289
2,076
2,341
29
416
1,897
2018 Actual
2019
2020
2021
2022
2023

Notes:

1) Constant currency;

2) Investment Plan released in 4Q18/2018 Earnings Release, from March 2019;

3) Disregard investments in Special Obligations (among other items financed by consumers);

4) Conventional + Renewable.

2Q19 Results | August 13, 2019

7) DIVIDEND POLICY

On May 21, 2019, CPFL Energia announced to its shareholders and to the market that its Board of Directors approved, at the meeting held on that date, the adoption of a dividend distribution policy.

Such Dividend Policy determines that the Company should distribute annually, as dividends, at least 50% of the adjusted net income, in accordance with the Brazilian Corporate Law. Furthermore, the Dividend Policy sets out the factors that will influence the amount of the distributions, such as the Company’s financial conditions, its future prospects, the macroeconomic conditions, tariff reviews and adjustments, regulatory changes and the Company’s growth strategies, as well as other issues considered relevant by the Board of Directors and the shareholders. The Dividend Policy also highlights that certain obligations contained in the Company’s financial contracts may limit the amount of dividends and/or interest on own capital that may be distributed, provided that, according to the Company’s tax planning, it may be determined that the distribution of interest on own capital, in the future, is of the Company’s interest.

The approved Dividend Policy is merely indicative, with the purpose of signaling to the market the treatment that the Company intends to give to the distribution of dividends to its shareholders, having, therefore, a programmatic character, not binding upon the Company or its governing bodies.

The Dividend Policy is available at the Investor Relations website http://www.cpfl.com.br/ir.

2Q19 Results | August 13, 2019

8) STOCK MARKETS

8.1) Stock Performance

CPFL Energia is listed on both the B3 (Novo Mercado) and the New York Stock Exchange (NYSE) (ADR Level III), segments with the highest levels of corporate governance.

B3				NYSE
Date	CPFE3 (R$)	IEE	IBOV	Date	CPL (US$)	DJBr20	Dow Jones
06/30/2019	R$ 30.43	63,831	100,967	06/30/2019	$ 15.62	24,736	26,600
03/31/2019	R$ 30.48	57,449	95,415	03/31/2019	$ 15.52	23,618	25,929
06/30/2018	R$ 21.67	38,562	72,763	06/30/2018	$ 11.08	18,614	24,271
QoQ	-0.2%	11.1%	5.8%	QoQ	0.6%	4.7%	2.6%
YoY	40.4%	65.5%	38.8%	YoY	41.0%	32.9%	9.6%

On June 30, 2019, CPFL Energia’s shares closed at R$ 30.43 per share on the B3 and US$ 15.62 per ADR on the NYSE, a depreciation of -0.2% and an appreciation in the quarter of 0.6%, respectively. Considering the variation in the last 12 months, the shares and ADRs presented an appreciation of 40.4% on the B3 and of 41.0% on the NYSE.

8.2) Daily Average Volume

The daily trading volume in 2Q19 averaged R$ 43.0 million, of which R$ 41.4 million on the B3 and R$ 1.5 million on the NYSE, representing an increase of 318.8% in relation to 2Q18. The number of trades on the B3 increase by 134.8%.

Note: Considers the sum of the average daily volume on the B3 and NYSE.

8.3) Public Offering of Shares

On April 2, 2019, the Company informed B3 S.A. - Brasil, Bolsa, Balcão of its intention to carry out a public offering of common shares ("Offering"), and on April 18, 2019, B3 approved its request for extension of the term to reach a minimum percentage of outstanding (free float) shares in the market of 15% of the Company's total capital up to October 31, 2019. On April 24, 2019, a Material Fact was disclosed by the Company, stating that it had filed a Registration Statement on Form F-3 ("Form F-3") with the Securities and Exchange Commission ("SEC"), allowing the Company to carry out certain public offerings of common shares issued by it in the United States, including as American Depositary Shares ("ADS").

2Q19 Results | August 13, 2019

On June 12, 2019, following the announcements previously made, the Company disclosed in a Material Fact that the Board of Directors had approved, within the scope of the Offering and pursuant to CVM Instruction 476, a price per share of R$ 27.50 and the Company's capital increase amounting to R$ 3,212,470,965.00, through the issue of 116,817,126 new shares. As a result, capital increased from R$ 5,741,284,174.75 to R$ 8,953,755,139.75 and the total number of registered common shares with no par value increased from 1,017,914,746 to 1,134,731,872. On June 27, 2019, the number of shares was increased by a supplementary lot of 15% of the total shares initially offered (without considering the Additional Lot), i.e., 17,522,568 common Company-issued shares under the same conditions and price of the shares initially offered, increasing the total number of shares to 1,152,254,440. On June 28, 2019, these shares were settled, totaling R$ 481,870,620.00 from the capital increase, increasing capital to R$ 9,435,625,759.75 at June 30, 2019.

The issue costs totaled R$ 45,968 thousands, net of tax effects, up to June 30, 2019.

The Offering was carried out, simultaneously: (i) with restricted efforts of placement in Brazil, in the non-organized over-the-counter market, under the coordination of Banco Itaú BBA S.A. ("Lead Coordinator") and Santander (Brazil) S.A., Bradesco BBI S.A., Banco BTG Pactual S.A. and Morgan Stanley S.A. (which together with the Lead Manager were the "Offering Coordinators"), including efforts to place shares abroad by "International Placement Agents", exclusively with Foreign Investors registered with the CVM and investing in Brazil; and (ii) abroad, under the coordination of Itau BBA USA Securities, Inc., Santander Investment Securities Inc., Bradesco Securities Inc., Banco BTG Pactual SA - Cayman Branch and Morgan Stanley & Co. LLC (collectively the "International Offering Coordinators"), carried out in the United States of America in the form of ADSs, represented by ADRs, listed and admitted for trading on the New York Stock Exchange ("NYSE"). There was no reallocation of shares between the Brazilian Offering and the International Offering, due to the demand verified in Brazil and abroad during the course of the Offering and, therefore, there was no allocation of ADSs in the context of the International Offering, and therefore, all the shares were distributed under the Brazilian Offering.

Note: (1) Average Daily Trading Volume (ADTV): from Jun 13 (day after the day of the offer) to Aug 13.

2Q19 Results | August 13, 2019

9) CORPORATE GOVERNANCE

The corporate governance model adopted by CPFL Energia and its subsidiaries is based on the principles of transparency, equity, accountability and corporate responsibility.

In 2019, CPFL will mark 15 years since being listed on the B3 and the New York Stock Exchange (“NYSE”). With more than 100 years of history in Brazil, the Company’s shares are listed on the Novo Mercado Special Listing Segment of the B3 with Level III ADRs, special segments for companies that comply with corporate governance best practices. All CPFL shares are common shares, entitling all shareholders the right to vote, as well as the tag along right with same conditions granted to the seller, in case of an offer which results in control transference.

CPFL’s Management is composed of the Board of Directors (“Board”), its decision-making authority, and the Board of Executive Officers, its executive body. The Board is responsible for defining the strategic business direction of the holding company and subsidiaries, and is composed of 9 members (of which 2 independent members), all members with unified terms of one year, eligible for reelection.

The Internal Regulation of the Board establishes the procedures for evaluating the directors, under the leadership of the Chairman, as well as their main duties and rights.

The Board set up five advisory committees (Strategy and Processes Management Committee, Human Resources Management Committee, Related Parties Committee, Risks Management Committee and Budget and Corporate Finance Committee), which support the Board in its decisions and monitor relevant and strategic themes, such as people and risk management, sustainability, the surveillance of internal audits, analysis of transactions with parties that are related to controlling shareholders. Furthermore, the board may be, in accordance with its Rules of Procedure, as it deems necessary.

The Board of Executive Officers is composed of 1 Chief Executive Officer and 9 Vice Presidents, with terms of two years, eligible for reelection, responsible for executing the strategy of CPFL Energia and its subsidiaries as defined by the Board of Directors in line with corporate governance guidelines. To ensure alignment of governance practices, some Executive Officers sit on the Boards of Directors of companies that form the CPFL group and nominate their respective executive officers.

CPFL has a permanent Fiscal Council, composed of 3 members, that also exercises the duties of Audit Committee, in line with Sarbanes-Oxley Law (SOX), applicable to foreign companies listed on U.S. stock exchanges.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ir.

2Q19 Results | August 13, 2019

10) SHAREHOLDERS STRUCTURE

CPFL Energia is a holding company that owns stake in other companies. State Grid Corporation of China (SGCC) controls CPFL Energia through its subsidiaries State Grid International Development Co., Ltd, State Grid International Development Limited (SGID), International Grid Holdings Limited, State Grid Brazil Power Participações S.A. (SGBP) and ESC Energia S.A.:

STATE GRID
CORPORATION OF CHINA
83.71%
Free Float
16.29%
CPFL
ENERGIA
DISTRIBUTION
100% cpfl paulista
100% cpfl piratininga
100% RGE [1]
100% cpfl santa cruz
COMMERCIALIZATION
100% cpfl brasil [1]
100% cpfl meridional
99.95% cpfl sul geradora
100% cpfl cone sul
100% CPFL Brasil Varejista
100% cpfl planalto
SERVICES
100% cpfl serviços [2]
100% cpfl atende
100% cpfl total
100% N&CT
100% cpfl eficiência [2]
100% CPFL GD
GENERATION
100% Jaguari
59.93% Paulista Lajeado
5.94% Investco
UHE Serra da Mesa
51.54% [3]
100% CPFL Centrais Geradoras
100% cpfl geração
65% Ceran
25.01% BAESA
48.72% Enercan
53.34% Epasa
51% Foz do Chapecó
100% CPFL Transmissão Piracicaba S.A.
100% CPFL Transmissão Morro Agudo S.A.
100% CPFL Transmissão Maracanaú S.A.
100% CPFL Transmissão Sul I S.A.
100% CPFL Transmissão Sul II S.A.
RENEWABLE
53.18% CPFL RENOVÁVEIS
46.76%

Reference date: 06/30/2019

Notes:

(1) RGE is held by CPFL Energia (89.0107%) and CPFL Brasil (10.9893%).

(2) CPFL Soluções = CPFL Brasil + CPFL Serviços + CPFL Eficiência;

(3) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas;

2Q19 Results | August 13, 2019

11) PERFORMANCE OF THE BUSINESS SEGMENTS

11.1) Distribution Segment

11.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Million)
	2Q19	2Q18	Var.	1H19	1H18	Var.
Gross Operating Revenue	9,376	9,051	3.6%	18,823	17,381	8.3%
Net Operating Revenue	5,766	5,641	2.2%	11,703	10,842	7.9%
Cost of Electric Power	(3,666)	(3,873)	-5.4%	(7,543)	(7,324)	3.0%
Operating Costs & Expenses	(1,422)	(1,208)	17.7%	(2,693)	(2,346)	14.8%
EBIT	679	560	21.2%	1,467	1,172	25.1%
EBITDA(1)	873	768	13.8%	1,853	1,560	18.8%
Financial Income (Expense)	(72)	(47)	53.7%	(131)	(151)	-13.3%
Income Before Taxes	607	514	18.2%	1,335	1,021	30.8%
Net Income	387	324	19.6%	852	644	32.3%

Note:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

11.1.1.1) Sectoral Financial Assets and Liabilities

On June 30, 2019, the balance of sectoral financial assets and liabilities was positive in R$ 1,253 million. If compared to December 31, 2018, there was a reduction of R$ 255 million, as demonstrated in the chart below.

The variation in this balance was due to the constitution of an asset of R$ 307 million, mainly due to higher costs with Itaipu energy and CDE over the tariff coverage. On the other hand, there was an amortization of R$ 610 million, mainly favored by the tariff readjustments that took place in this period, allowing to pass-through the costs to the consumers. The monetary adjustment of assets and liabilities totaled R$ 47 million. It is also important to note that 85% the accounted balance in June-19 was already approved by Aneel in the recent tariff events and will be pass-through to the consumers in the next months.

2Q19 Results | August 13, 2019

11.1.1.2) Operating Revenue

Operating Revenue (R$ Million)
	2Q19	2Q18	Var.	1H19	1H18	Var.
Gross Operating Revenue
Revenue with Energy Sales (Captive + TUSD)	8,214	7,218	13.8%	16,781	14,168	18.4%
Short-term Electric Energy	115	260	-55.7%	358	375	-4.4%
Revenue from Building the Infrastructure of the Concession	511	370	38.1%	926	740	25.1%
Sectoral Financial Assets and Liabilities	21	481	-95.6%	(303)	854	-
CDE Resources - Low-income and Other Tariff Subsidies	338	378	-10.4%	767	754	1.7%
Adjustments to the Concession's Financial Asset	108	139	-21.8%	173	203	-15.1%
Other Revenues and Income	68	206	-66.8%	120	285	-57.8%
Total	9,376	9,051	3.6%	18,823	17,381	8.3%

Deductions from the Gross Operating Revenue
ICMS Tax	(1,614)	(1,477)	9.2%	(3,354)	(2,878)	16.5%
PIS and COFINS Taxes	(812)	(799)	1.7%	(1,606)	(1,534)	4.7%
CDE Sector Charge	(1,046)	(922)	13.5%	(2,044)	(1,819)	12.4%
R&D and Energy Efficiency Program	(52)	(51)	0.6%	(107)	(99)	8.2%
PROINFA	(44)	(38)	15.3%	(83)	(73)	12.8%
Tariff Flags and Others	(35)	(116)	-70.1%	88	(123)	-171.0%
Others	(7)	(6)	14.4%	(14)	(11)	20.0%
Total	(3,610)	(3,410)	5.9%	(7,120)	(6,539)	8.9%

Net Operating Revenue	5,766	5,641	2.2%	11,703	10,842	7.9%

In 2Q19, gross operating revenue amounted to R$ 9,376 million, an increase of 3.6% (R$ 325 million), due to the following factors:

•        Increase of 13.8% (R$ 996 million) in the revenue with energy sales (captive + free clients), due to: (i) the positive average tariff adjustment in the distribution companies for the period between 2Q18 and 2Q19 (average increase of 20.58% in RGE in June-18, due to the adoption of the 4th tariff revision cycle, and in tariff adjustments, increases of 19.25% in CPFL Piratininga in October-18, of 13.31% in CPFL Santa Cruz in March-19 and of 8.66% in CPFL Paulista in April-19); and (ii) the increase of 0.9% in the load in the concession area;

•        Increase of 38.1% (R$ 141 million) in revenue from building the infrastructure of the concession, which has its counterpart in the same amount in operational costs;

Partially offset by:

•        Decrease of 95.6% (R$ 460 million) in the accounting of Sectoral Financial Assets/Liabilities;

•        Decrease of 55.7% (R$ 145 million) in Short-term Electric Energy;

•        Decrease of 66.8% (R$ 137 million) in Other Revenues and Income, due to a refund (extraordinary effect, in the amount of R$ 133 million), in the 2Q18. In 2018 tariff events, Aneel determined the reimbursement to the consumers of an amount collected in tariffs in the period 2010-12, since the resources were not fully applied. The distribution companies received the amount from the Federal Government and, in the same date, sectoral financial liabilities were constituted in the same amount, therefore without affecting the results1;

•        Decrease of 10.4% (R$ 39 million) in tariff subsidies (CDE resources);

•        Decrease of 21.8% (R$ 30 million) in the adjustments to the Concession´s Financial Asset, despite the higher IPCA (1.46% in 2Q19 versus 0.71% in 2Q18), due to the accounting of tariff revision processes in CPFL Paulista, RGE and RGE Sul in 2Q18 (extraordinary effect in the amount of R$ 93 million, due to the RAB appraisal report);

1 Law n. 12.111/2009 determined an additional 0.3% collection over Net Operating Revenue between January 2010 and December 2012, aiming to refund states and municipalities by an eventual lack of ICMS tax collection over fossil fuel used in the electric energy generation, in the 24 months following the integration of isolated systems to the NIPS. Since the collected amounts were not fully used, Law no. 13.587/2018 determined the refund of resources to the consumers in 2018 tariff events.

2Q19 Results | August 13, 2019

Deductions from the gross operating revenue were R$ 3,610 million in 2Q19, representing an increase of 5.9% (R$ 200 million), due to the following factors:

•        Increase of 6.6% (R$ 150 million) in taxes (ICMS and PIS/Cofins);

•        Increase of 13.5% (R$ 125 million) in the CDE sector charge;

•        Increase of 7.4% (R$ 7 million) in other items;

Partially offset by the following factors:

•        Decrease of 70.1% (R$ 81 million) in tariff flags approved by CCEE;

Net operating revenue reached R$ 5,766 million in 2Q19, representing an increase of 2.2% (R$ 125 million).

In 1H19, gross operating revenue amounted to R$ 18,823 million, an increase of 8.3% (R$ 1,442 million), due to the following factors:

•        Increase of 18.4% (R$ 2,613 million) in the revenue with energy sales (captive + free clients), due to: (i) the positive average tariff adjustment in the distribution companies for the period between 1H18 and 1H19; and (ii) the increase of 1.4% in the load within the concession area;

•        Increase of 25.1% (R$ 186 million) in revenue from building the infrastructure of the concession;

Partially offset by:

•        Variation of R$ 1,157 million in the Sectoral Financial Assets/Liabilities, from a sectoral financial asset of R$ 854 million in 1H18 to a liability of R$ 303 million in 1H19;

•        Decrease of 57.8% (R$ 165 million) in Other Revenues and Income;

•        Decrease of 15.1% (R$ 31 million) in the adjustments to the Concession´s Financial Asset;

•        Decrease of R$ 4 million in the other items.

Deductions from the gross operating revenue were R$ 7,120 million in 1H19, representing an increase of 8.9% (R$ 581 million), due to the following factors:

•        Increase of 12.4% (R$ 548 million) in taxes (ICMS and PIS and COFINS);

•        Increase of 12.4% (R$ 225 million) in the CDE sector charge;

•        Increase of R$ 20 million in the other items;

Partially offset by:

•        Reduction of R$ 211 million in tariff flags approved by CCEE.

Net operating revenue reached R$ 11,703 million in 1H19, representing an increase of 7.9% (R$ 861 million).

2Q19 Results | August 13, 2019

11.1.1.3) Cost of Electric Energy

Cost of Electric Energy (R$ Million)
	2Q19	2Q18	Var.	1H19	1H18	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	693	716	-3.3%	1,350	1,275	5.9%
PROINFA	99	82	20.4%	204	168	21.3%
Energy Purchased through Auction in the Regulated Environment, Bilateral Contracts and Energy Purchased in the Spot Market	2,468	2,733	-9.7%	5,400	5,117	5.5%
PIS and COFINS Tax Credit	(232)	(318)	-27.1%	(556)	(583)	-4.7%
Total	3,028	3,213	-5.8%	6,398	5,977	7.0%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	469	557	-15.7%	948	1,105	-14.2%
Itaipu Transmission Charges	70	65	6.9%	137	128	7.0%
Connection Charges	45	36	24.0%	90	66	37.1%
Charges for the Use of the Distribution System	7	7	-3.8%	16	13	23.3%
ESS / EER	112	62	81.0%	71	175	-59.3%
PIS and COFINS Tax Credit	(65)	(67)	-3.5%	(117)	(139)	-15.9%
Total	638	660	-3.3%	1,145	1,347	-15.0%

Cost of Electric Energy	3,666	3,873	-5.4%	7,543	7,324	3.0%

In 2Q19, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 3,666 million, representing a decrease of 5.4% (R$ 208 million):

•         The cost of electric power purchased for resale was R$ 3,028 million in 2Q19, representing a decrease of 5.8% (R$ 186 million), due to the following factors:

(i)           Reduction of 9,7% (R$ 265 million) in the cost of energy purchased in the regulated environment, bilateral contracts and short term, due to the reduction of 19.2% in the average purchase price (from R$ 268.67/MWh in 2Q18 to R$ 217.19/MWh in 2Q19), partially offset by the increase of 11.7% (1,191 GWh) in the volume of purchased energy;

(ii)         Decrease of 3.3% (R$ 23 million) in the cost of energy from Itaipu, due to the decrease of 2.6% in the average purchase price (from R$ 259.09/MWh in 2Q18 to R$ 252.40/MWh in 2Q19) and the reduction of 0.7% (20 GWh) in the volume of purchased energy;

Partially offset by:

(iii)        Decrease of 27.1% (R$ 86 million) in PIS and Cofins tax credit (cost reducer), generated from the energy purchase;

(iv)        Increase of 20.4% (R$ 17 million) in the cost with Proinfa, due to an increase of 21.3% in the average purchase price (R$ 371.99/MWh in 2Q19 vs. R$ 306.61/MWh in 2Q18), partially offset by the reduction of 0.7% (2 GWh) in the volume of purchased energy;

•         Charges for the use of the transmission and distribution system reached R$ 638 million in 2Q19, representing a decrease of 3.3% (R$ 22 million), due to the following factors:

(i)           Decrease of 11.2% (R$ 75 million) in connection and transmission charges (Basic Network, Itaipu transmission, connection and usage of the distribution system);

Partially offset by:

(ii)         Increase of 81.1% (R$ 50 million) in sector charges (ESS – System Service Usage Charges /EER – Reserve Energy Charges)

(iii)        Decrease of 3.5% (R$ 2 million) in PIS and Cofins tax credit (cost reducer), generated from the charges.

2Q19 Results | August 13, 2019

In 1H19, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 7,543 million, representing an increase of 3.0% (R$ 219 million):

•         The cost of electric power purchased for resale was R$ 6,398 million in 1H19, representing an increase of 7.0% (R$ 421 million), due to the following factors:

(i)       Increase of 5.5% (R$ 283 million) in the cost of energy purchased in the regulated environment, bilateral contracts and short term, due to an increase of 11.5% (2,458 GWh) in the volume of purchased energy, partially offset by a reduction of 5.4% in the average purchase price (from R$ 239.80/MWh in 1H18 to R$ 226.90/MWh in 1H19);

(ii)      Increase of 5.9% (R$ 75 million) in the cost of energy from Itaipu, due to the increase of 6.7% in the average purchase price (from R$ 231.60/MWh in 1H18 to R$ 247,04/MWh in 1H19), partially offset by the reduction of 0.7% (39 GWh) in the volume of purchased energy;

(iii)    Increase of 21.3% (R$ 36 million) in the cost with Proinfa, due to the increase of 21.6% in the average purchase price (R$ 389.95/MWh in 1H19 vs. R$ 320.58/MWh in 1H18), partially offset by the reduction of 0.3% (2 GWh) in the volume of purchased energy;

(iv)    Decrease of 4.7% (R$ 27 million) in PIS and Cofins tax credit (cost reducer), generated from the energy purchase.

•         Charges for the use of the transmission and distribution system reached R$ 1,145 million in 1H19, representing a decrease of 15.0% (R$ 202 million), due to the following factors:

(i)       Decrease of 9.2% (R$ 121 million) in connection and transmission charges;

(ii)      Decrease of 59.3% (R$ 104 million) in sector charges (ESS/EER)

Partially offset by:

(iii)    Decrease of 15.9% (R$ 22 million) in PIS and Cofins tax credit (cost reducer), generated from the charges.

11.1.1.4) Operating Costs and Expenses

Operating costs and expenses reached R$ 1,422 million in 2Q19, an increase of 17.7% (R$ 214 million). In 1H19, operating costs and expenses reached R$ 2,693 million, an increase of 14.8% (R$ 347 million).

The factors that explain these variations follow below:

2Q19 Results | August 13, 2019

PMSO

Reported PMSO (R$ million)
	2Q19	2Q18	Variation		1H19	1H18	Variação
			R$ MM	%			R$ MM	%
Reported PMSO
Personnel	(242)	(231)	(12)	5.1%	(469)	(455)	(14)	3.1%
Material	(44)	(42)	(3)	6.1%	(90)	(82)	(8)	10.3%
Outsourced Services	(220)	(210)	(10)	4.8%	(427)	(416)	(10)	2.4%
Other Operating Costs/Expenses	(182)	(126)	(56)	44.6%	(340)	(220)	(120)	54.2%
Allowance for doubtful accounts	(64)	(42)	(22)	53.7%	(132)	(68)	(64)	94.6%
Legal and judicial expenses	(38)	(30)	(8)	26.9%	(68)	(40)	(28)	69.4%
Others	(80)	(54)	(26)	47.4%	(139)	(112)	(27)	24.2%
Total Reported PMSO	(689)	(608)	(80)	13.2%	(1,325)	(1,173)	(152)	13.0%

In 2Q19, PMSO reached R$ 689 million, an increase of 13.2% (R$ 80 million).

Personnel – increase of 5.1% (R$ 12 million), mainly due to the collective bargaining agreement – wages and benefits;

Material – increase of 6.1% (R$ 3 million), mainly replacement of materials to grid maintenance (R$ 2 million);

Third party services – increase of 4.8% (R$ 10 million), mainly due to the increase in the following items: electric system maintenance (R$ 4 million), collection actions, re notification, cut and reconnection (R$ 4 million) and tree pruning (R$ 2 million);

Other operating costs/expenses – increase of 44.6% (R$ 56 million), due to the increase in allowance for doubtful accounts (R$ 22 million), assets write-off (R$ 18 million), in legal and judicial expenses (R$ 8 million), bank´s collection fee (R$ 4 million) and other costs/expenses (R$ 4 million).

In 1H19, PMSO reached R$ 1,325 million, an increase of 13.0% (R$ 152 million).

Personnel – increase of 3.1% (R$ 14 million);

Material – increase of 10.3% (R$ 8 million), mainly replacement of materials to grid maintenance (R$ 7 million);

Third party services – increase of 2.4% (R$ 10 million), mainly due to the increases in the following items: electric system maintenance (R$ 6 million), meter reading and delivery of bills (R$ 5 million), outsourced services (R$ 4 million) and collection actions, re notification, cut and reconnection (R$ 3 million), partially offset by the reductions in audit and consulting (R$ 6 million) and other costs/expenses (R$ 2 million);

Other operating costs/expenses – increase of 54.2% (R$ 120 million), due to the increase in the following items: allowance for doubtful accounts (R$ 64 million), legal and judicial expenses (R$ 28 million), assets write-off (R$ 9 million), bank´s collection fee (R$ 8 million) and other costs/expenses (R$ 11 million).

Other operating costs and expenses

2Q19 Results | August 13, 2019

In 2Q19, other operating costs and expenses reached R$ 733 million, registering an increase of 22.3% (R$ 134 million), with the variations below:

               (i)        Increase of 38.1% (R$ 141 million) in cost of building the concession´s infrastructure (this item does not affect results, since it has its counterpart in “operating revenue”);

             (ii)        Increase of 25.3% (R$ 6 million) in Private Pension Fund item, due to the registration of the impacts of the actuarial report;

Partially offset by:

            (iii)        Decrease of 6.2% (R$ 13 million) in Depreciation and Amortization.

In 1H19, other operating costs and expenses reached R$ 1,368 million, registering an increase of 16.7% (R$ 195 million), with the variations below:

            (iv)        Increase of 25.1% (R$ 186 million) in cost of building the concession´s infrastructure;

             (v)        Increase of 25.3% (R$ 11 million) in Private Pension Fund;

Partially offset by:

            (vi)        Decrease of 0.3% (R$ 1 million) in Depreciation and Amortization.

11.1.1.5) EBITDA

EBITDA totaled R$ 873 million in 2Q19, an increase of 13.8% (R$ 106 million), mainly favored by the positive effects of tariff adjustments and revisions, by the load performance and by the adjustments to the Concession´s Financial Asset. These effects were partially offset by the RAB appraisal report due to tariff revisions, leading to an extraordinary gain in 2Q18, and by the higher PMSO.

In 1H19, EBITDA totaled R$ 1,853 million, an increase of 18.8% (R$ 293 million), basically influenced by the same effects mentioned above.

Conciliation of Net Income and EBITDA (R$ million)
	2Q19	2Q18	Var.	1H19	1H18	Var.
Net income	387	324	19.6%	852	644	32.3%
Depreciation and Amortization	194	207		386	388
Financial Results	72	47		131	151
Income Tax /Social Contribution	220	190		483	377
EBITDA	873	768	13.8%	1,853	1,560	18.8%

11.1.1.6) Financial Result

Financial Result (R$ Million)
	2Q19	2Q18	Var.	1H19	1H18	Var.
Revenues	148	122	21.1%	293	259	13.3%
Expenses	(220)	(169)	30.1%	(424)	(410)	3.5%
Financial Result	(72)	(47)	53.7%	(131)	(151)	-13.3%

In 2Q19, the net financial result recorded a net financial expense of R$ 72 million, an increase of 53.7% (R$ 25 million). The items explaining these changes are as follows:

2Q19 Results | August 13, 2019

               (i)        Reduction of 92.1% (R$ 42 million) in mark-to-market accounting (non-cash effect), which recorded an expressive gain in 2Q18, a fact that did not happen again in 2Q19, due to a variation in forward interest curve, influenced by the uncertainty of the beginning of electoral season;

             (ii)        Increase of 7.3% (R$ 14 million) in the expenses with net debt, due to an increase in the balance, from R$ 8,294 million in Jun-18 to R$ 8,987 million in Jun-19;

These factors were partially offset by:

            (iii)        Increase of 31.8% (R$ 25 million) in late payment interest and fines;

            (iv)        Increase of 18.4% (R$ 3 million) in sectoral financial assets and liabilities update;

             (v)        Decrease of 60.2% (R$ 2 million) in other financial revenues and expenses.

In 1H19, the net financial result recorded a net financial expense of R$ 131 million, a reduction of 13.3% (R$ 20 million). The items explaining these changes are as follows:

               (i)        Increase of 146.1% (R$ 28 million) in sectoral financial assets and liabilities update;

             (ii)        Increase of 13.6% (R$ 23 million) in late payment interest and fines;

            (iii)        Decrease of R$ 10 million in other financial revenues and expenses;

Partially offset by:

            (iv)        Increase of 5.7% (R$ 20 million) in the expenses with net debt, mainly due to the increase in balance;

             (v)        Decrease of 81.8% (R$ 20 million) in mark-to-market accounting (non-cash effect), which recorded an expressive gain in 1H18, a fact that did not happen in 1H19.

11.1.1.7) Net Income

Net Income totaled R$ 387 million in 2Q19, an increase of 19.6% (R$ 63 million). In 1H19, Net Income totaled R$ 852 million, an increase of 32.3% (R$ 208 million).

11.1.2) Tariff Events

Reference dates

Tariff Process Dates
Distributor	Date
CPFL Santa Cruz	March 22nd
CPFL Paulista	April 8th
RGE	June 19th
CPFL Piratininga	October 23rd

2Q19 Results | August 13, 2019

Tariff Revision
Distributor	Periodicity	Next Revision	Cycle
CPFL Piratininga	Every 4 years	October 2019	5th PTRC
CPFL Santa Cruz	Every 5 years	March 2021	5th PTRC
CPFL Paulista	Every 5 years	April 2023	5th PTRC
RGE	Every 5 years	June 2023	5th PTRC

Annual tariff adjustments of October 2018, March 2019, April and June 2019

	CPFL Piratininga	CPFL Santa Cruz	CPFL Paulista	RGE	RGE Sul
Ratifying Resolution	2,472	2,522	2,526	2,557
Adjustment	20.01%	13.70%	12.02%	10.05%
Parcel A	7.07%	1.12%	0.78%	-2.16%
Parcel B	1.76%	0.90%	2.17%	2.21%
Financial Components	11.18%	11.68%	9.07%	10.00%
Effect on consumer billings	19.25%	13.31%	8.66%	8.63%	1.72%
Date of entry into force	10/23/2018	03/22/2019	8/4/2019	06/19/2019

Periodic tariff reviews occurred in 2018

RGE
Ratifying Resolution	2,401
Adjustment	21.27%
Parcel A	6.11%
Parcel B	9.45%
Financial Components	5.71%
Effect on consumer billings	20.58%
Date of entry into force	06/19/2018

2Q19 Results | August 13, 2019

4th Periodic Tariff Review Cycle	RGE
Date	Jun-18
Gross Regulatory Asset Base (A)	4,374
Depreciation Rate (B)	3.74%
Depreciation Quota (C = A x B)	164
Net Regulatory Asset Base (D)	3,032
Pre-tax WACC (E)	12.26%
Cost of Capital (F = D x E)	372
Special Obligations (G)	8
Regulatory EBITDA (H = C + F + G)	543
OPEX = CAOM + CAIMI (I)	523
Parcel B (J = H + I)	1,066
Productivity Index Parcel B ( K )	1.07%
Quality Incentive Mechanism ( L)	0.05%
Parcel B with adjusts (M = J * (K - L)	1,054
Other Revenues (N)	28
Adjusted Parcel B (O = M - N)	1,026
Parcel A (P)	2,816
Required Revenue (Q = O + P)	3,842

RGE

On June 19, 2018, ANEEL approved the result of the fourth Periodic Tariff Review of distributor RGE. The average effect to be perceived by the consumers was 20.58% and details can be found in the table above.

11.1.3) Operating Performance of Distribution

SAIDI and SAIFI

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The SAIDI (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The SAIFI (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year.

SAIDI and SAIFI Indicators
Distributor	SAIDI (hours)									SAIFI (interruptions)
	2014	2015	2016	2017	2018	2Q18	1Q19	2Q19	ANEEL[1]	2014	2015	2016	2017	2018	2Q18	1Q19	2Q19	ANEEL[1]
CPFL Paulista	6.93	7.76	7.62	7.14	6.17	6.50	6.46	6.71	7.38	4.89	4.89	5.00	4.94	4.03	4.46	4.16	4.29	6.32
CPFL Piratininga	6.98	7.25	8.44²	6.97	5.92	5.93	6.40	6.55	6.42	4.19	4.31	3.97²	4.45	3.87	3.61	4.31	4.35	5.68
RGE	18.28	17.47	16.82	14.83	14.44	14.45	14.95	14.83	11.08	9.01	8.37	8.44	7.68	6.10	6.61	6.27	6.40	8.35
CPFL Santa Cruz	7.44	8.68	8.47	6.22	6.01	5.61	6.21	6.22	8.46	5.89	6.64	6.25	5.13	5.09	4.98	4.84	4.82	7.64

Notes:

1)      Limit of the Regulatory Agency (ANEEL);

2)      In the previous disclosures, we reported a SAIDI of 6.97 and a SAIFI of 3.80 for CPFL Piratininga in 2016. This number excluded the effect of a CTEEP transmission failure during a storm. However, a decision by ANEEL determined that this effect was included in the SAIDI and SAIFI statistics, so that we corrected the values, as shown in the table.

The annualized values of SAIDI and SAIFI for the second quarter of 2019 presented results very close to those of the same period of 2018 (+4.0% in the SAIDI and -0.2% in the SAIFI) in the consolidated of the distributors. In this quarterly comparison, it is worth highlighting the reduction in CPFL Paulista (-3.8%), CPFL Santa Cruz (-3.2%) and RGE (-0.3%) SAIFI.

As regards RGE Sul specifically, the recovery plan for technical indicators remains Rural, Troncal and Urban pruning, treatment of major primary, secondary and damage recidivism, programming of services for testing and maintenance in substations and transmission lines, carry out termovision and ultrasound inspections in distribution networks, substations and transmission lines. In addition, part of the maintenance plan, improvements and extensions of the existing structure, with the forecast of exchanges of posts, capacity adjustment, modernization of substations, and installation of remote control and control equipment. This plan is part of a continuous improvement that is already under development. In addition to the significant investments being made, the significant reduction of these investments has already been observed.

2Q19 Results | August 13, 2019

Since 2019, the RGE and RGE Sul concessions have been unified, becoming a single distributor for the purpose of calculating technical indicators.

Losses

Find below the performance of CPFL distribution companies throughout the last quarters:

12M Accumulated Losses[1]
	2Q18	3Q18	4Q18	1Q19	2Q19	ANEEL
CPFL Energia	9.02%	8.86%	9.03%	8.84%	9.01%	8.27%
CPFL Paulista	9.10%	8.87%	9.13%	8.86%	9.13%	8.37%
CPFL Piratininga	7.87%	7.79%	7.94%	7.69%	7.88%	6.92%
RGE	9.73%	9.71%	9.70%	9.78%	9.74%	9.14%
CPFL Santa Cruz	8.84%	8.09%	8.56%	7.82%	8.10%	7.58%

Notes:

1)       The figures above were adequate to a better comparison with the regulatory losses trajectory defined by the Regulatory Agency (ANEEL). In CPFL Piratininga, RGE and RGE Sul, high-voltage customers were disregarded.

The consolidated losses index of CPFL Energia was of 9.01% in 2Q19, compared to 8.84% in 1Q19, an increase of 0.17 p.p. Compared to 2Q18 (9.02%), there was a reduction of 0.01 p.p.

The CPFL group has intensified the actions against non-technical losses in recent years, where the main achievements of the semester were:

               (i)          Conducting 291,000 inspections at consumer units;

             (ii)          Cut out of 55,000 inactivated consumer units;

            (iii)          Regularization of 1,100 clandestine consumers;

            (iv)          Replacing obsolete / defective meters with new electronics;

             (v)          Implementation of armored measuring boxes for 4 thousand customers in São Paulo;

            (vi)          Recovery of 295 GWh of energy, of which 217 GWh related to revenue growth and 78 GWh of retroactive energy;

          (vii)          Driving to the police station of 81 people, between arrests and indictment for power theft;

2Q19 Results | August 13, 2019

         (viii)          Communication of CPFL Energia's actions to combat losses in physical and digital media, showing that energy theft is a crime and is subject to penalties.

Delinquency

ADA increased by R$ 64 million (approximately 53.7%) in 2Q19 compared to 2Q18.

In 2Q19 several actions were implemented with a positive result, with a reduction of 5.6%compared to 1Q19:

(i)          Increase of power cuts in 2Q19 (536 thousand in 2Q19 versus 465 thousand in 1Q19) and expectation to maintain the same level until the end of the year (meter and circuit breaker);

(ii)          Intensification of other collection actions: 2.9 million negatives in 2Q19 (641k over 1Q) and 2.4 million SMS and emails (171k over 1Q);

(iii)          Intensified negotiations with customers with judicial and inactive debts ( Group A);

(iv)          Implementation of new payment options (debit and credit card) for overdue accounts

11.2) Commercialization and Services Segments

11.2.1) Commercialization Segment

Consolidated Income Statement - Commercialization (R$ Million)
	2Q19	2Q18	Var.	1H19	1H18	Var.
Net Operating Revenue	809	843	-4.0%	1,569	1,553	1.1%
EBITDA(1)	21	31	-33.0%	51	39	32.8%
Net Loss	13	16	-18.9%	28	16	77.1%

Note:

(1)   EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

2Q19 Results | August 13, 2019

11.2.2) Services Segment

Consolidated Income Statement - Services (R$ Million)
	2Q19	2Q18	Var.	1H19	1H18	Var.
Net Operating Revenue	158	112	41.7%	304	239	27.0%
EBITDA(1)	39	23	72.0%	75	48	56.9%
Net Income	23	13	76.7%	46	27	72.9%

Note:

(1)   EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

11.3) Conventional Generation Segment

11.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation (R$ million)
	2Q19	2Q18	Var.	1H19	1H18	Var.
Gross Operating Revenue	332	297	11.7%	633	605	4.6%
Net Operating Revenue	298	271	10.0%	567	552	2.7%
Cost of Electric Power	(29)	(17)	70.5%	(58)	(35)	63.7%
Operating Costs & Expenses	(55)	(54)	1.3%	(107)	(107)	-0.7%
EBIT	214	200	7.3%	403	409	-1.6%
EBITDA	334	299	11.8%	638	624	2.2%
Financial Income (Expense)	(39)	(75)	-48.1%	(83)	(143)	-41.9%
Income Before Taxes	265	194	37.0%	495	421	17.7%
Net Income	208	155	34.0%	392	337	16.4%

Nota:

(1)   EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

11.3.1.1) Operating Revenue

In the analysis presented in this report we consider the transmission companies CPFL Piracicaba and CPFL Morro Agudo.

In 2Q19, Gross Operating Revenue reached R$ 332 million, an increase of 11.7% (R$ 35 million). Net Operating Revenue was of R$ 298 million, registering an increase of 10.0% (R$ 27 million).

The main factors that affected the net operating revenue are:

     (i)          Increase of R$ 13 million in other operating revenues, mainly due to the increase of GSF agreement in CPFL Geração;

    (ii)          Increase of R$ 25 million in the revenue with the power supply, explained by the readjustment of contracts combined with the increase in the amount of energy sold in CPFL Geração ( R$  16.8 million). Increase in subsidiary CERAN's revenue (R$ 7.8 million), mainly explained by the increase in the amount of energy sold.

Partially offset by:

  (iii)          Reduction of R$ 4 million in the revenue with the power supply from Jaguari Geração

In 1H19, Gross Operating Revenue reached R$ 633 million, an increase of 4.6% (R$ 28 million) in relation to 1H18. Net Operating Revenue was of R$ 567 million, registering an increase of 2.7% (R$ 15 million). The main factor contributing to the increase in net operating revenue was the increase in energy supply revenue (volume increase), combined with the readjustment of the contracts in CPFL Geração (R$ 20 million). Additionally, we can mention the R$ 9 million increase in revenue from the Rio das Antas Complex (Ceran).

2Q19 Results | August 13, 2019

This effects were partially offset by:

  (iv)          Reduction of R$ 5 million in the revenue with the power supply from Jaguari Geração

11.3.1.2) Cost of Electric Power

In 2Q19, the cost of electricity reached R $ 29 million, an increase of 70.5% (R $ 12 million), mainly due to the following factor:

• Increase of R $ 12 million in Cost of Energy Purchased for Resale, mainly explained by the GSF reimbursement agreement (R $ 19 million) and partially offset by the volume reduction with energy purchase (R $ 5 million) in CPFL Geração.

In 1H19, the cost of electricity reached R $ 58 million, an increase of 63.7% (R $ 23 million), also mainly explained by the increase in cost of energy purchased over 1H18, due to the GSF reimbursement agreement.

11.3.1.3) Operating Costs and Expenses

Operating costs and expenses reached R$ 55 million in 2Q19, compared to R$ 54 million in 2Q18, a variation of 1.3%. In 1H19, operating costs and expenses remained at the same level as 1H18 (R$ 107 million).

The factors that explain these variations follow below:

PMSO

PMSO (R$ million)
	2Q19	2Q18	Variation	1H19	1H18	Variation
			%			%
PMSO
Personnel	9	9	2.8%	17	17	-3.8%
Material	1	1	31.0%	2	1	30.5%
Outsourced Services	7	6	19.0%	12	10	17.7%
Other Operating Costs/Expenses	7	8	-11.0%	15	17	-12.0%
GSF Risk Premium	2	2	31.9%	5	4	31.9%
Others	5	7	-22.8%	10	13	-24.0%
Total PMSO	24	23	2.5%	46	46	-1.0%

PMSO item reached R$ 24 million in 2Q19, registering an increase of 2.5%, compared to 2Q18.

In 1H19, PMSO reached R$ 46 million, registering a reduction of 1.0%, compared to 1H18.

Other operating costs and expenses

Other operating costs and expenses reached R$ 30 million in 2Q19, compared to R$ 31 million in 2Q18.

In 1H19, other operating costs and expenses reached R $ 61 million, compared to R $ 61 million in 1H18.

2Q19 Results | August 13, 2019

In “Others” expenses, reclassification of expenses related to the Financial Compensation on Water Resources ( CFURH), to the Deductions from Operating Revenue group, according to Aneel's guidance (R$ 2 million in 2Q19 and R$ 4 million in 1H19).

11.3.1.4) Equity Income

Equity Income (R$ Million)
	2Q19	2Q18	Var. R$	Var. %	1H19	1H18	Var. R$	Var. %
Projects
Barra Grande HPP	(3)	(0)	(3)	100.0%	0	3	(2)	-89.1%
Campos Novos HPP	36	21	16	74.4%	67	48	19	38.6%
Foz do Chapecó HPP	32	29	3	9.4%	62	60	2	3.2%
Epasa TPP	25	19	5	28.3%	47	44	3	7.3%
Total	90	69	21	30.3%	176	154	21	13.8%

Note: Disclosure of interest in subsidiaries is made in accordance with IFRS 12 and CPC 45.

In 2Q19, Equity Income result reached R$ 90 million, compared to R$ 69 million in 2Q18, an increase of 30.3% (R$ 21 million).

Equity Income (R$ Million)
BAESA	2Q19	2Q18	Var. R$	Var. %	1H19	1H18	Var. R$	Var. %

Net Revenue	14	15	(1)	-8.0%	28	31	(2)	-7.5%
Operating Costs / Expenses	(12)	(10)	(2)	22.2%	(18)	(15)	(3)	23.2%
Deprec. / Amortization	(3)	(3)	0	0.0%	(6)	(6)	(0)	0.1%
Net Financial Result	(3)	(5)	2	-36.1%	(3)	(6)	2	-38.6%
Income Tax	2	0	1	1023.2%	(0)	(1)	1	-95.0%
Net Income	(3)	(0)	(3)	878.3%	0	3	(2)	-89.1%

Equity Income (R$ Million)
ENERCAN	2Q19	2Q18	Var. R$	Var. %	1H19	1H18	Var. R$	Var. %

Net Revenue	89	65	23	35.7%	156	134	22	16.7%
Operating Costs / Expenses	(23)	(22)	(1)	3.2%	(35)	(37)	3	-7.3%
Deprec. / Amortization	(6)	(6)	0	-3.9%	(12)	(12)	1	-4.2%
Net Financial Result	(4)	(5)	1	-23.4%	(8)	(10)	3	-25.5%
Income Tax	(19)	(11)	(8)	78.7%	(34)	(25)	(10)	40.0%
Net Income	36	21	16	74.4%	67	48	19	38.6%

Equity Income (R$ Million)
FOZ DO CHAPECO	2Q19	2Q18	Var. R$	Var. %	1H19	1H18	Var. R$	Var. %

Net Revenue	111	108	3	2.4%	219	215	5	2.2%
Operating Costs / Expenses	(24)	(25)	1	-4.5%	(53)	(49)	(3)	6.7%
Deprec. / Amortization	(16)	(16)	0	-2.8%	(32)	(32)	0	-0.5%
Net Financial Result	(23)	(32)	9	-29.3%	(41)	(44)	4	-8.6%
Income Tax	(16)	(15)	(1)	8.5%	(31)	(31)	(0)	1.5%
Net Income	32	29	3	9.4%	62	60	2	3.2%

2Q19 Results | August 13, 2019

Equity Income (R$ Million)
EPASA	2Q19	2Q18	Var. R$	Var. %	1H19	1H18	Var. R$	Var. %

Net Revenue	111	53	58	108.3%	216	146	69	47.1%
Operating Costs / Expenses	(74)	(25)	(49)	196.0%	(145)	(83)	(62)	75.3%
Deprec. / Amortization	(5)	(5)	0	-0.8%	(9)	(9)	0	-0.7%
Net Financial Result	(2)	(2)	0	-1.4%	(3)	(3)	0	-1.6%
Income Tax	(6)	(2)	(3)	137.7%	(11)	(7)	(4)	50.3%
Net Income	25	19	5	28.3%	47	44	3	7.3%

11.3.1.5) EBITDA

In 2Q19, EBITDA was of R$ 334 million, compared to R$ 299 million in 2Q18, an increase of 11.8% (R$ 35 million).

The main factors that contributed to this variation in 2Q19 were:

(i)     Inflation effect over the contracts (+R$ 22 MM);

(ii)    Higher hydro and thermal generation   (+R$ 13 MM).

In 1H19, EBITDA was of R$ 638 million, compared to R$ 624 million in 1H18, an increase of 2.2% (R$ 14 million).

The main factors that contributed to this variation in 1H19 were:

(i)     Inflation effect over the contracts (+R$ 33 MM);

(ii)    Higher hydro and thermal generation   (+ R$ 13 MM).

Partially compensated by:

(iii)  Baesa: compensation agreement related to 2018 (-R$ 17 MM)

(iv)  EPASA overhaul (-R$ 10 MM)

Conciliation of Net Income and EBITDA (R$ million)
	2Q19	2Q18	Var.	1H19	1H18	Var.
Net Income	208	155	34.0%	392	337	16.4%
Depreciation and Amortization	30	30		60	61
Financial Result	39	75		83	143
Income Tax /Social Contribution	57	38		103	83
EBITDA	334	299	11.8%	638	624	2.2%

11.3.1.6) Financial Result

Financial Result (IFRS - R$ Million)
	2Q19	2Q18	Var.	1H19	1H18	Var.
Financial Revenues	13	16	-18.6%	23	37	-36.5%
Financial Eafpenses	(52)	(91)	-42.9%	(106)	(179)	-40.8%
Financial Result	(39)	(75)	-48.1%	(83)	(143)	-41.9%

In 2Q19, the financial result was a net financial expense of R$ 39 million, representing a reduction of 48.1% (R $ 36 million) compared to the net financial expense of R$ 75 million in 2Q18.

The main items that explain this variation are:

2Q19 Results | August 13, 2019

(i)     Decrease of 30.5% (R $ 20 million) in debt charges, mainly due to the reduction in total debt volume, also due to the CDI variation (3.07% in 2Q19 compared to 3.17% in 2Q18).

(ii)    Reduction of 99.7% (R$ 18 million) in expenses with monetary and foreign exchange updates: positive effect of R$ 22 million in the mark-to-market of the zero-cost collar derivative2;

(iii)  Revenue of R $ 7 million in 2Q19 related to Interest on loan agreements, an increase of R$ 3 million compared to 2Q18.

Partially offset by:

(iv)  Reduction of 61.4% (R $ 9 million) in income from financial investments.

In 1H19, the financial result was a net financial expense of R$ 83 million, a decrease of 41.9% (R$ 60 million) compared to the net financial expense of R$ 143 million in 1H18.

The main items that explain this variation are:

(i)     Decrease of 28.5% (R$ 37 million) in debt charges, mainly due to the reduction in total debt volume;

(ii)    Reduction of 88.7% (R$ 33 million) in expenses with monetary and foreign exchange updates: positive effect of R$ 22 million referring to the zero cost collar derivative and R$ 11 million referring to other monetary and exchange rate updates;

(iii)  Revenue of R $ 13 million in 1H19 related to Interest on loan agreements, an increase of R$ 9 million compared to 1H18.

Partially offset by:

(iv)  Reduction of 69.1% (R $ 20 million) in income from financial investments.

11.3.1.7) Net Income

In 2Q19, net income was of R$ 208 million, compared to a net income of R$ 155 million in 2Q18, an increase of 34.0% (R$ 53 million).

In 1H19, net income was of R$ 392 million, compared to a net income of R$ 337 million in 1H18, an increase of 16.4% (R$ 55 million).

2 In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the scenario was favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there was no initial cost for same.

2Q19 Results | August 13, 2019

11.4) CPFL Renováveis

11.4.1) Economic-Financial Performance

Income Statement - CPFL Renováveis ( R$ Million)
	2Q19	2Q18	Var. %	1H19	1H18	Var. %
Gross Operating Revenue	434	437	-0.7%	788	843	-6.5%
Net Operating Revenue	411	415	-0.9%	745	799	-6.6%
Cost of Electric Power	(66)	(82)	-19.1%	(120)	(152)	-21.5%
Operating Costs & Expenses	(256)	(232)	10.3%	(505)	(475)	6.4%
EBIT	89	101	-11.8%	121	171	-29.5%
EBITDA (1)	251	256	-1.9%	443	484	-8.4%
Financial Income (Expense)	(111)	(119)	-6.7%	(223)	(248)	-10.2%
Income Before Taxes	(22)	(18)	22.7%	(102)	(77)	32.7%
Net Income	(38)	(37)	5.4%	(132)	(109)	20.6%

Note:

(1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

11.4.1.1) Operating Revenue

In 2Q19, Gross Operating Revenue reached R$ 434 million, representing a reduction of 0.7% (-R$3 million). Net Operating Revenue reached R$ 411 million, representing a reduction of 0.9% (-R$ 4 million).

These variations are mainly explained by the following factors:

Wind Source:

•        Reduction of R$ 35 million in revenue from wind farms, mainly due to: (i) lower generation of wind complexes (-R$ 22 million); (ii) the difference in the price of energy sold in the new energy auction through the Surplus and Deficit Offset Mechanism (MCSD), since the energy no longer contracted in 2Q18 was sold in the free market at a price higher than the contract price in the regulated market in 2Q19 (-R$ 9 million), and (iii) annual reimbursement for generation deficit of Santa Clara Complex (-R$ 4 million).

SHPPs Source and Holding Company:

•        Increase of R$ 22 million in revenue from SHPPs, chiefly due to the different strategy of seasonal adjustment of physical guarantee in the agreements between the periods and the adjustments in agreements (R$ 19 million), as well as the higher volume of secondary energy in the MRE( R$ 3 million)

•        Increase of R$ 6 million in the Holding Company’s revenue due to intercompany hedge and swap operations settled at the PLD price in 2Q19, while in 2Q18 these operations mitigated the effect of exposure of wind farms that were selling energy in the MCSD (flat seasonality).

Biomass Source:

•        Increase of R$ 3 million in biomass revenue due to the strategy of contract seasonalization and higher generation at some plants (R$ 8 million), which was partially offset by lower energy settlement to rebuild guarantees and hedge in 2Q19 (-R$ 4 million), with corresponding energy purchase costs.

2Q19 Results | August 13, 2019

11.4.1.2) Cost of Electric Power

In 2Q19, cost of electric power totaled R$ 66 million, representing a reduction of 19.1% (-R$ 16 million). In 1H19, cost of electric power totaled R$ 120 million, a decrease of 21.5% compared to 1H18.

Energy purchase cost totaled R$ 42 million in 2Q19, a reduction of 37.3% (-R$ 25 million). In 1H19, there was a decrease of 36.8% in the energy purchase cost (-R$ 41 million). These results were mainly influenced by the lower energy volume purchased for hedge operations and energy deficits at wind farms that participated in the MCSD due to flat seasonality in 2018 and lower GSF in the periods.

Cost of system use fees totaled R$ 25 million in 2Q19, an increase of 60.0% (R$ 9 million), mainly due to the positive effect of the recovery of PIS and Cofins credits in 2018, which was partially offset by price adjustments in connection charges, as well as the distribution and transmission system use and connection tariffs. In 1H19 there was an increase of 21.3% (R$ 9 million).

11.4.1.3) Operating Costs and Expenses

Operating Costs and Expenses reached R$ 256 million in 2Q19, compared to R$ 232 million in 2Q18, representing an increase of 10.3% (R$ 24 million). In 1H19, there was an increase of 6.4%, reaching R$ 505 million (R$ 30 million).

The factors that explain these variations follow:

PMSO

PMSO (R$ million)
	2Q19	2Q18	Variation		0	1H18	Variation
			R$ MM	%			R$ MM	%
Reported PMSO
Personnel	(27)	(26)	(1)	3.3%	(54)	(51)	(2)	4.5%
Material	(4)	(7)	3	-47.8%	(8)	(17)	9	-53.0%
Outsourced Services	(51)	(34)	(17)	50.3%	(97)	(77)	(20)	25.9%
Other Operating Costs/Expenses	(12)	(10)	(2)	21.8%	(25)	(18)	(7)	39.6%
GSF Risk Premium	(1)	(1)	1	-50.0%	(1)	(2)	1	-50.0%
Others	(11)	(9)	(3)	31.8%	(24)	(15)	(8)	53.6%
Total PMSO	(94)	(77)	(17)	21.7%	(183)	(163)	(20)	12.5%

The PMSO item reached R$ 94 million in 2Q19, compared to R$ 77 million in 2Q18, an increase of 21.7% (R$ 17 million). In 1H19, the PMSO had an increase of 12.5% (R$ 20 million), This performance is mainly due to the positive effect of the recovery of PIS and Cofins credits in 2018 and price adjustments on agreements with O&M suppliers of wind turbines at Campo dos Ventos and São Benedito wind complexes after the end of the partial grace period in the initial years of operation.

Other operating costs and expenses

Other operating costs and expenses, represented by Depreciation and Amortization accounts, reached R$ 162 million in 2Q19, increase of 4.6% (R$ 7 million) and an increase in 1H19 of 3.2%.(R$ 10 million). These increases are explained by the operational startup of SHPP Boa Vista II in November 2018 and the effect of the unitization of the Pedra Cheirosa wind complex in July 2018.

2Q19 Results | August 13, 2019

11.4.1.4) EBITDA

In 2Q19, EBITDA was of R$ 251 million, compared to R$ 256 million in 2Q18, a reduction of 1.9% (-R$ 5 million). This result is mainly due to lower net revenue from wind farms, end grace period from the contract of O&M by ACL wind farm and to the recovery of PIS/Cofins credits in 2Q18. These factors were partially offset by higher revenue SHPs due to the different seasonal strategy of physical guarantee of contracts between periods and readjustment of contracts; and lower GSF expense.

In 1H19, there was a reduction of 8.4% (-R$ 41 million). This result is mainly due to lower net revenue from wind farms.

Conciliation of Net Income and EBITDA (R$ million)
	2Q19	2Q18	Var.	1H19	1H18	Var.
Net income	(38)	(37)	5.4%	(132)	(109)	20.6%
Amortization	(162)	(154)		(322)	(312)
Financial Results	(111)	(119)		(223)	(248)
Income Tax /Social Contribution	(17)	(19)		(29)	(32)
EBITDA	251	256	-1.9%	443	484	-8.4%

11.4.1.5) Financial Result

Financial Result (Adjusted - R$ Million)
	2Q19	2Q18	Var.	1H19	1H18	Var.
Revenues	50	30	68.0%	99	60	64.6%
Expenses	(161)	(149)	-8.3%	(322)	(308)	4.3%
Financial Result	(111)	(119)	-6.7%	(223)	(248)	-10.2%

In 2Q19, net financial result registered a net financial expense of R$ 111 million, a reduction of 6.7% (-R$ 8 million).

The main items that explain this variation are:

•        Reduction of 11.5% (-R$ 13 million) of net debt;

•        Increase of 114.5% (+R$ 2 million) in settlement by CCEE

In 1H19, net financial result registered a net financial expense of R$ 223 million, a reduction of 10.2% (-R$ 25 million).

The main items that explain this variation are:

•        Reduction of 10.7% (-R$ 24 million) of net debt;

•        Reduction of 27.9% (-R$ 2 million) in settlement by CCEE;

2Q19 Results | August 13, 2019

11.4.1.6) Net Income

In 2Q19, net loss was of R$ 38 million, compared to the net loss of R$ 37 million in 2Q18. 1H19, the net loss was of R$ 132 million. These performances reflect the lower EBITDA and higher financial result in the periods.

11.4.2) Status of Generation Projects – 100% Participation

On the date of this report, the portfolio of projects of CPFL Renováveis (100% participation) totaled 2,133 MW of operating installed capacity and 97 MW of capacity under construction. The operational power plants comprises 40 Small Hydroelectric Power Plants – SHPPs (453 MW), 45 wind farms (1,309 MW), 8 biomass thermoelectric power plants (370 MW) and 1 solar power plant (1 MW). Still under construction there are 1 SHPP (28 MW) and 4 wind farms (69 MW).

Additionally, CPFL Renováveis owns wind, solar and SHPP projects under development totaling 2,903 MW.

The table below illustrates the overall portfolio of assets (100% participation) in operation, construction and development, and its installed capacity on this date.

CPFL Renováveis - Portfolio (100% participation)
In MW	SHPP	Biomass	Wind	Solar	Total
Operating	453	370	1,309	1	2,133
Under construction	28	-	69	-	97
Under development	149	-	2,415	340	2,903
Total	630	370	3,792	341	5,134

Lucia Cherobim SHPP

The PCH Lucia Cherobim, project located in the State of Paraná, is scheduled to have its start-up in 2024. The installed capacity is of 28.0 MW and the physical guarantee is of 16.6 average-MW. Energy was sold through a long-term contract in the 2018 A-6 new energy auction (price: R$ 189.95/MWh – June 2018).

Wind Farms of the Gameleira Complex

The wind farms of the Gameleira Complex (Costa das Dunas, Figueira Branca, Farol de Touros e Gameleira), located in the State of Rio Grande do Norte, is scheduled to have its start-up in 2024. The installed capacity is of 69.3 MW and the phusical guarantee is of 39.4 average-MW. Part of the energy (12.0 average-MW) was sold through a long-term contract it the 2018 A-6 new energy auction (price: R$ 89.89/MWh – June 2018).

2Q19 Results | August 13, 2019

12) ATTACHMENTS

12.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	06/30/2019	12/31/2018	06/30/2018

CURRENT
Cash and Cash Equivalents	6,981,505	1,891,457	2,490,235
Consumers, Concessionaries and Licensees	4,599,139	4,547,951	4,545,631
Dividend and Interest on Equity	94,353	100,182	153,187
Recoverable Taxes	405,457	411,256	480,967
Derivatives	204,125	309,484	449,475
Sectoral Financial Assets	1,193,246	1,330,981	679,406
Concession Financial Assets	-	-	23,241
Contractual Assets	26,502	23,535	-
Other Credits	628,045	787,470	849,752
TOTAL CURRENT	14,132,373	9,402,316	9,671,894

NON-CURRENT
Consumers, Concessionaries and Licensees	689,638	752,795	235,146
Judicial Deposits	889,207	854,374	866,057
Recoverable Taxes	422,337	253,691	233,474
Sectoral Financial Assets	179,944	223,880	414,528
Derivatives	377,061	347,507	370,585
Deferred Taxes	928,067	956,380	825,862
Concession Financial Assets	8,070,373	7,430,149	7,053,027
Investments at Cost	116,654	116,654	116,654
Other Credits	719,417	927,440	901,320
Investments	1,038,754	980,362	906,115
Property, Plant and Equipment	9,225,343	9,456,614	9,612,096
Contractual Assets	1,344,423	1,046,433	-
Intangible	9,298,719	9,462,935	10,501,494
TOTAL NON-CURRENT	33,299,936	32,809,214	32,036,357

TOTAL ASSETS	47,432,309	42,211,530	41,708,250

2Q19 Results | August 13, 2019

12.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2019	12/31/2018	06/30/2018

CURRENT
Suppliers	2,725,984	2,398,085	3,229,917
Loans and Financing	2,566,905	2,446,113	3,011,598
Debentures	652,074	917,352	1,385,146
Employee Pension Plans	133,557	86,623	69,132
Regulatory Charges	161,283	150,656	286,858
Taxes, Fees and Contributions	856,520	765,438	470,759
Dividend and Interest on Equity	532,295	532,608	37,105
Accrued Liabilities	156,881	119,252	150,597
Derivatives	6,883	8,139	11,314
Sectoral Financial Liabilities	-	-	394
Public Utilities	6,104	11,570	11,179
Other Accounts Payable	1,137,104	979,296	1,049,723
TOTAL CURRENT	8,935,592	8,415,132	9,713,721

NON-CURRENT
Suppliers	330,302	333,036	135,370
Loans and Financing	8,549,968	8,989,846	7,657,213
Debentures	8,263,067	8,023,493	8,591,981
Employee Pension Plans	1,107,738	1,156,639	870,298
Taxes, Fees and Contributions	4,353	9,691	14,768
Deferred Taxes	1,095,818	1,136,227	1,276,832
Reserve for Tax, Civil and Labor Risks	978,819	979,360	949,408
Derivatives	14,070	23,659	1,443
Sectoral Financial Liabilities	120,373	46,703	-
Public Utilities	96,647	89,965	86,561
Other Accounts Payable	634,525	475,396	469,910
TOTAL NON-CURRENT	21,195,681	21,264,015	20,053,785

SHAREHOLDERS' EQUITY
Capital	9,389,657	5,741,284	5,741,284
Capital Reserve	393,959	469,257	468,018
Legal Reserve	900,992	900,992	798,090
Statutory Reserve - Concession Financial Assets	-	-	-
Statutory Reserve - Strengthening of Working Capital	3,527,510	3,527,510	1,292,046
Other Comprehensive Income	(396,793)	(376,294)	(160,056)
Retained Earnings	1,196,597	-	1,656,377
	15,011,923	10,262,749	9,795,759
Non-Controlling Shareholders' Interest	2,289,113	2,269,634	2,144,986
TOTAL SHAREHOLDERS' EQUITY	17,301,036	12,532,383	11,940,745

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	47,432,309	42,211,530	41,708,250

2Q19 Results | August 13, 2019

12.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	2Q19	2Q18	Variation	1H19	1H18	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	7,527,618	6,909,773	8.9%	15,537,512	13,657,216	13.8%
Electricity Sales to Distributors	1,316,478	1,317,495	-0.1%	2,668,969	2,315,954	15.2%
Revenue from building the infrastructure	511,367	370,053	38.2%	926,580	740,615	25.1%
Update of concession's financial asset	108,297	138,552	-21.8%	172,787	203,409	-15.1%
Sectorial financial assets and liabilities	21,055	480,699	-95.6%	(302,825)	854,246	-
Other Operating Revenues	1,319,216	1,284,344	2.7%	2,588,763	2,366,973	9.4%
	10,804,030	10,500,917	2.9%	21,591,785	20,138,414	7.2%

DEDUCTIONS FROM OPERATING REVENUES	(3,767,724)	(3,555,551)	6.0%	(7,428,033)	(6,818,393)	8.9%
NET OPERATING REVENUES	7,036,306	6,945,366	1.3%	14,163,752	13,320,021	6.3%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(3,606,485)	(3,862,633)	-6.6%	(7,559,027)	(7,163,909)	5.5%
Electricity Network Usage Charges	(662,126)	(675,403)	-2.0%	(1,193,346)	(1,387,849)	-14.0%
	(4,268,610)	(4,538,036)	-5.9%	(8,752,373)	(8,551,758)	2.3%
OPERATING COSTS AND EXPENSES
Personnel	(365,768)	(352,388)	3.8%	(713,786)	(690,133)	3.4%
Material	(66,140)	(63,358)	4.4%	(132,997)	(125,979)	5.6%
Outsourced Services	(178,448)	(155,722)	14.6%	(343,458)	(336,654)	2.0%
Other Operating Costs/Expenses	(203,162)	(142,718)	42.4%	(378,422)	(248,540)	52.3%
Allowance for Doubtful Accounts	(65,236)	(41,822)	56.0%	(133,850)	(68,242)	96.1%
Legal and judicial expenses	(38,937)	(31,467)	23.7%	(70,975)	(43,751)	62.2%
Others	(98,989)	(69,429)	42.6%	(173,596)	(136,547)	27.1%
Cost of building the infrastructure	(511,323)	(370,047)	38.2%	(926,534)	(740,606)	25.1%
Employee Pension Plans	(28,151)	(22,477)	25.2%	(56,302)	(44,955)	25.2%
Depreciation and Amortization	(336,070)	(342,493)	-1.9%	(668,401)	(661,169)	1.1%
Amortization of Concession's Intangible	(72,109)	(71,287)	1.2%	(144,219)	(142,795)	1.0%
	(1,761,172)	(1,520,490)	15.8%	(3,364,118)	(2,990,831)	12.5%

EBITDA[1]	1,504,503	1,369,511	9.9%	3,035,600	2,735,788	11.0%

INCOME FROM ELECTRIC ENERGY SERVICE	1,006,524	886,840	13.5%	2,047,260	1,777,432	15.2%

FINANCIAL REVENUES (EXPENSES)
Financial Revenues	231,337	169,078	36.8%	437,932	366,230	19.6%
Financial Expenses	(442,661)	(414,752)	6.7%	(869,296)	(919,423)	-5.5%
	(211,324)	(245,674)	-14.0%	(431,364)	(553,193)	-22.0%

EQUITY ACCOUNTING
Equity Accounting	89,799	68,891	30.3%	175,719	154,392	13.8%
Assets Surplus Value Amortization	(145)	(145)	0.0%	(290)	(290)	0.0%
	89,654	68,746	30.4%	175,430	154,102	13.8%

INCOME BEFORE TAXES ON INCOME	884,854	709,913	24.6%	1,791,326	1,378,341	30.0%

Social Contribution	(84,028)	(69,844)	20.3%	(174,078)	(136,712)	27.3%
Income Tax	(227,153)	(189,892)	19.6%	(473,217)	(372,047)	27.2%

NET INCOME	573,673	450,177	27.4%	1,144,031	869,581	31.6%
Controlling Shareholders' Interest	580,629	455,714	27.4%	1,184,079	899,497	31.6%
Non-Controlling Shareholders' Interest	(6,956)	(5,537)	25.6%	(40,049)	(29,915)	33.9%

Note:

(1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

2Q19 Results | August 13, 2019

12.4) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	2Q19	Last 12M

Beginning Balance	3,440,810	2,490,235

Net Income Before Taxes	884,854	3,352,962

Depreciation and Amortization	408,181	1,602,720
Interest on Debts and Monetary and Foreign Exchange Restatements	224,170	1,022,321
Consumers, Concessionaries and Licensees	38,433	(757,649)
Sectoral Financial Assets	87,278	(77,306)
Accounts Receivable - Resources Provided by the CDE/CCEE	34,420	50,609
Suppliers	(423,434)	(463,695)
Sectoral Financial Liabilities	(108,333)	26,460
Accounts Payable - CDE	17,527	85,760
Interest on Debts and Debentures Paid	(308,161)	(1,267,172)
Income Tax and Social Contribution Paid	(216,503)	(983,789)
Others	301,108	732,812
	54,686	(28,929)

Total Operating Activities	939,540	3,324,033

Investment Activities
Purchases of Contract Asset, Property, Plant and Equipment and Intangible Assets	(520,572)	(2,180,903)
Others	(10,572)	289,750
Total Investment Activities	(531,144)	(1,891,153)

Financing Activities
Capital Increase of Noncontrolling Shareholder	3,624,689	3,632,668
Loans and Debentures	3,632,128	7,655,975
Principal Amortization of Loans and Debentures, Net of Derivatives	(4,112,121)	(8,202,193)
Dividend and Interest on Equity Paid	(12,409)	(28,072)
Others	12	12
Total Financing Activities	3,132,299	3,058,390

Cash Flow Generation	3,540,695	4,491,270

Ending Balance - 06/30/2019	6,981,505	6,981,505

2Q19 Results | August 13, 2019

12.5) Income Statement – Conventional Generation Segment

(R$ thousands)

Conventional Generation
	2Q19	2Q18	Var.	1H19	1H18	Var.
OPERATING REVENUE
Eletricity Sales to Distributors	311,394	290,266	7.3%	599,668	575,444	4.2%
Revenue from construction of concession infrastructure	582	171	239.7%	637	256	149.1%
Other Operating Revenues	19,958	6,671	199.2%	32,446	29,371	10.5%
	331,934	297,108	11.7%	632,750	605,071	4.6%

DEDUCTIONS FROM OPERATING REVENUE	(34,279)	(26,595)	28.9%	(65,635)	(53,103)	23.6%
NET OPERATING REVENUE	297,655	270,513	10.0%	567,115	551,968	2.7%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(21,921)	(9,985)	119.5%	(44,332)	(21,705)	104.3%
Eletricity Network Usage Charges	(6,873)	(6,899)	-0.4%	(13,662)	(13,729)	-0.5%
	(28,794)	(16,884)	70.5%	(57,994)	(35,434)	63.7%
OPERATING COSTS AND EXPENSES
Personnel	(8,837)	(8,598)	2.8%	(16,716)	(17,376)	-3.8%
Material	(800)	(611)	31.0%	(1,689)	(1,294)	30.5%
Outsourced Services	(6,698)	(5,630)	19.0%	(12,335)	(10,481)	17.7%
Other Operating Costs/Expenses	(7,469)	(8,395)	-11.0%	(14,829)	(16,858)	-12.0%
Costs of infrastructure construction	(537)	(165)	225.6%	(590)	(246)	139.6%
Employee Pension Plans	(473)	(388)	21.9%	(946)	(777)	21.8%
Depreciation and Amortization	(27,278)	(27,632)	-1.3%	(54,489)	(55,287)	-1.4%
Amortization of Concession's Intangible	(2,492)	(2,492)	0.0%	(4,983)	(4,983)	0.0%
	(54,585)	(53,910)	1.3%	(106,577)	(107,302)	-0.7%

EBITDA	333,845	298,733	11.8%	637,736	623,894	2.2%

EBIT	214,277	199,719	7.3%	402,544	409,232	-1.6%

FINANCIAL INCOME (EXPENSE)
Financial Income	13,142	16,147	-18.6%	23,229	36,609	-36.5%
Financial Expenses	(52,024)	(91,110)	-42.9%	(106,150)	(179,439)	-40.8%
	(38,881)	(74,964)	-48.1%	(82,921)	(142,829)	-41.9%

EQUITY ACCOUNTING
Equity Accounting	89,799	68,891	30.3%	175,719	154,392	13.8%
Assets Surplus Value Amortization	(145)	(145)	0.0%	(290)	(290)	0.0%
	89,654	68,746	30.4%	175,430	154,102	13.8%

INCOME BEFORE TAXES ON INCOME	265,049	193,502	37.0%	495,052	420,505	17.7%

Social Contribution	(15,183)	(10,191)	49.0%	(27,296)	(22,170)	23.1%
Income Tax	(41,906)	(28,140)	48.9%	(75,427)	(61,284)	23.1%

NET INCOME (LOSS)	207,961	155,171	34.0%	392,329	337,051	16.4%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

2Q19 Results | August 13, 2019

12.6) Income Statement – CPFL Renováveis

(R$ thousands)

Consolidated - 100% Participation
	2Q19	2Q18	Var.	Var. %	1H19	1H18	Var.	Var. %
OPERATING REVENUES
Eletricity Sales to Final Consumers	5,596	5,501	95	1.7%	11,420	11,307	112	1.0%
Eletricity Sales to Distributors	428,303	431,114	(2,811)	-0.7%	773,279	829,881	(56,602)	-6.8%
Other Operating Revenues	391	827	(437)	-52.8%	3,202	1,771	1,431	80.8%
	434,289	437,442	(3,153)	-0.7%	787,900	842,959	(55,059)	-6.5%

DEDUCTIONS FROM OPERATING REVENUES	(22,993)	(22,411)	(582)	2.6%	(42,415)	(44,375)	1,960	-4.4%
NET OPERATING REVENUES	411,297	415,031	(3,735)	-0.9%	745,486	798,584	(53,098)	-6.6%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(41,776)	(66,623)	24,847	-37.3%	(71,020)	(112,388)	41,369	-36.8%
Eletricity Network Usage Charges	(24,563)	(15,356)	(9,207)	60.0%	(48,590)	(40,056)	(8,534)	21.3%
	(66,339)	(81,979)	15,640	-19.1%	(119,610)	(152,444)	32,834	-21.5%
OPERATING COSTS AND EXPENSES
Personnel	(27,145)	(26,277)	(868)	3.3%	(53,519)	(51,238)	(2,282)	4.5%
Material	(3,706)	(7,096)	3,390	-47.8%	(7,892)	(16,784)	8,893	-53.0%
Outsourced Services	(51,204)	(34,057)	(17,147)	50.3%	(96,675)	(76,763)	(19,912)	25.9%
Other Operating Costs/Expenses	(12,019)	(9,865)	(2,154)	21.8%	(24,866)	(17,811)	(7,055)	39.6%
Depreciation and Amortization	(121,805)	(115,502)	(6,303)	5.5%	(242,579)	(233,983)	(8,595)	3.7%
Amortization of Concession's Intangible	(39,807)	(38,984)	(823)	2.1%	(79,614)	(78,190)	(1,424)	1.8%
	(255,686)	(231,781)	(23,904)	10.3%	(505,144)	(474,769)	(30,375)	6.4%

EBITDA[1]	250,884	255,758	(4,874)	-1.9%	442,924	483,544	(40,620)	-8.4%

EBIT	89,272	101,272	(11,999)	-11.8%	120,732	171,371	(50,639)	-29.5%

FINANCIAL INCOME (EXPENSE)
Financial Income	50,196	29,873	20,324	68.0%	98,787	60,012	38,774	64.6%
Financial Expenses	(161,370)	(148,991)	(12,379)	8.3%	(321,666)	(308,345)	(13,321)	4.3%
	(111,174)	(119,119)	7,945	-6.7%	(222,880)	(248,333)	25,453	-10.2%

INCOME BEFORE TAXES ON INCOME	(21,902)	(17,847)	(4,054)	22.7%	(102,148)	(76,962)	(25,185)	32.7%

Social Contribution	(5,474)	(6,262)	788	-12.6%	(9,751)	(10,880)	1,129	-
Income Tax	(11,122)	(12,431)	1,309	-10.5%	(19,622)	(21,219)	1,597	-

NET INCOME	(38,498)	(36,541)	(1,957)	5.4%	(131,521)	(109,061)	(22,459)	20.6%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

2Q19 Results | August 13, 2019

12.7) Income Statement – Distribution Segment

(R$ thousands)

Consolidated
	2Q19	2Q18	Variation	1H19	1H18	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	6,989,937	6,429,785	8.7%	14,496,462	12,711,164	14.0%
Electricity Sales to Distributors	479,891	371,901	29.0%	1,040,005	574,824	80.9%
Revenue from building the infrastructure	510,785	369,882	38.1%	925,944	740,360	25.1%
Adjustments to the concession´s financial asset	108,297	138,552	-21.8%	172,787	203,409	-15.1%
Sectoral financial assets and liabilities	21,055	480,699	-95.6%	(302,825)	854,246	-
Other Operating Revenues	1,266,397	1,260,290	0.5%	2,490,183	2,296,547	8.4%
	9,376,362	9,051,109	3.6%	18,822,556	17,380,549	8.3%

DEDUCTIONS FROM OPERATING REVENUE	(3,609,963)	(3,409,928)	5.9%	(7,119,930)	(6,538,609)	8.9%
NET OPERATING REVENUE	5,766,399	5,641,181	2.2%	11,702,625	10,841,940	7.9%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(3,027,897)	(3,213,444)	-5.8%	(6,398,131)	(5,976,970)	7.0%
Electricity Network Usage Charges	(637,948)	(659,937)	-3.3%	(1,144,915)	(1,347,286)	-15.0%
	(3,665,844)	(3,873,382)	-5.4%	(7,543,046)	(7,324,255)	3.0%
OPERATING COSTS AND EXPENSES
Personnel	(242,327)	(230,639)	5.1%	(468,674)	(454,758)	3.1%
Material	(44,492)	(41,933)	6.1%	(90,202)	(81,774)	10.3%
Outsourced Services	(219,825)	(209,847)	4.8%	(426,514)	(416,328)	2.4%
Other Operating Costs/Expenses	(182,077)	(125,894)	44.6%	(339,936)	(220,395)	54.2%
Allowance for Doubtful Accounts	(64,309)	(41,834)	53.7%	(132,433)	(68,044)	94.6%
Legal and Judicial Expenses	(37,968)	(29,909)	26.9%	(68,429)	(40,384)	69.4%
Others	(79,800)	(54,151)	47.4%	(139,074)	(111,967)	24.2%
Cost of building the infrastructure	(510,785)	(369,882)	38.1%	(925,944)	(740,360)	25.1%
Employee Pension Plans	(27,678)	(22,089)	25.3%	(55,356)	(44,178)	25.3%
Depreciation and Amortization	(180,264)	(193,096)	-6.6%	(358,135)	(359,468)	-0.4%
Amortization of Concession's Intangible	(14,133)	(14,133)	0.0%	(28,266)	(28,266)	0.0%
	(1,421,581)	(1,207,514)	17.7%	(2,693,025)	(2,345,526)	14.8%

EBITDA[1]	873,370	767,515	13.8%	1,852,955	1,559,892	18.8%

EBIT	678,973	560,286	21.2%	1,466,554	1,172,159	25.1%

FINANCIAL INCOME (EXPENSE)
Financial Income	147,983	122,226	21.1%	293,158	258,664	13.3%
Financial Expenses	(219,612)	(168,838)	30.1%	(424,319)	(409,983)	3.5%
Interest on Equity
	(71,630)	(46,612)	53.7%	(131,161)	(151,319)	-13.3%

INCOME BEFORE TAXES ON INCOME	607,344	513,674	18.2%	1,335,393	1,020,839	30.8%

Social Contribution	(59,250)	(50,355)	17.7%	(129,701)	(100,238)	29.4%
Income Tax	(161,054)	(139,642)	15.3%	(353,572)	(276,369)	27.9%

NET INCOME	387,039	323,678	19.6%	852,120	644,232	32.3%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

2Q19 Results | August 13, 2019

12.8) Economic-Financial Performance by Distributor

(R$ thousands)

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL PAULISTA
	2Q19	2Q18	Var.	1H19	1H18	Var.
Gross Operating Revenue	4,112,125	3,972,508	3.5%	8,094,519	7,476,769	8.3%
Net Operating Revenue	2,561,594	2,495,498	2.6%	5,087,160	4,698,072	8.3%
Cost of Electric Power	(1,676,475)	(1,743,941)	-3.9%	(3,378,361)	(3,230,509)	4.6%
Operating Costs & Expenses	(570,059)	(493,542)	15.5%	(1,083,029)	(955,244)	13.4%
EBIT	315,060	258,014	22.1%	625,770	512,319	22.1%
EBITDA(1)	380,118	332,134	14.4%	754,368	646,496	16.7%
Financial Income (Expense)	(20,959)	(2,386)	778.2%	(39,608)	(34,920)	13.4%
Income Before Taxes	294,101	255,628	15.1%	586,162	477,399	22.8%
Net Income	188,854	162,096	16.5%	376,319	303,142	24.1%

CPFL PIRATININGA
	2Q19	2Q18	Var.	1H19	1H18	Var.
Gross Operating Revenue	1,702,178	1,618,895	5.1%	3,494,537	3,139,416	11.3%
Net Operating Revenue	1,017,361	983,671	3.4%	2,114,980	1,900,681	11.3%
Cost of Electric Power	(696,875)	(708,937)	-1.7%	(1,457,217)	(1,343,760)	8.4%
Operating Costs & Expenses	(227,098)	(197,521)	15.0%	(448,225)	(365,939)	22.5%
EBIT	93,388	77,213	20.9%	209,539	190,982	9.7%
EBITDA(1)	120,469	102,343	17.7%	263,529	240,801	9.4%
Financial Income (Expense)	(12,649)	138	-9271.9%	(22,597)	(24,508)	-7.8%
Income Before Taxes	80,739	77,350	4.4%	186,942	166,474	12.3%
Net Income	51,348	48,180	6.6%	118,839	104,288	14.0%

RGE
	2Q19	2Q18	Var.	1H19	1H18	Var.
Gross Operating Revenue	3,124,003	3,038,975	2.8%	6,378,523	5,957,257	7.1%
Net Operating Revenue	1,900,802	1,885,313	0.8%	3,901,464	3,709,140	5.2%
Cost of Electric Power	(1,130,266)	(1,246,388)	-9.3%	(2,375,887)	(2,426,977)	-2.1%
Operating Costs & Expenses	(536,498)	(444,059)	20.8%	(998,875)	(878,910)	13.6%
EBIT	234,038	194,866	20.1%	526,703	403,253	30.6%
EBITDA(1)	324,076	291,605	11.1%	706,257	584,842	20.8%
Financial Income (Expense)	(34,345)	(41,403)	-17.0%	(61,939)	(85,777)	-27.8%
Income Before Taxes	199,693	153,463	30.1%	464,764	317,476	46.4%
Net Income	125,937	95,800	31.5%	294,239	198,951	47.9%

CPFL SANTA CRUZ
	2Q19	2Q18	Var.	1H19	1H18	Var.
Gross Operating Revenue	438,055	420,732	4.1%	854,977	807,106	5.9%
Net Operating Revenue	286,641	276,701	3.6%	599,020	534,047	12.2%
Cost of Electric Power	(162,228)	(174,116)	-6.8%	(331,582)	(323,010)	2.7%
Operating Costs & Expenses	(87,925)	(72,391)	21.5%	(162,897)	(145,433)	12.0%
EBIT	36,488	30,194	20.8%	104,542	65,605	59.4%
EBITDA(1)	48,707	41,433	17.6%	128,801	87,753	46.8%
Financial Income (Expense)	(3,677)	(2,961)	24.2%	(7,017)	(6,114)	14.8%
Income Before Taxes	32,810	27,233	20.5%	97,525	59,490	63.9%
Net Income	20,900	17,601	18.7%	62,723	37,851	65.7%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

2Q19 Results | August 13, 2019

12.9) Sales within the Concession Area by Distributor (In GWh)

CPFL Paulista
	2Q19	2Q18	Var.	1H19	1H18	Var.
Residential	2,349	2,327	0.9%	5,003	4,788	4.5%
Industrial	2,744	2,741	0.1%	5,417	5,415	0.0%
Commercial	1,432	1,401	2.2%	2,980	2,866	4.0%
Others	1,090	1,118	-2.5%	2,194	2,168	1.2%
Total	7,615	7,587	0.4%	15,594	15,236	2.4%

CPFL Piratininga
	2Q19	2Q18	Var.	1H19	1H18	Var.
Residential	967	975	-0.9%	2,101	2,017	4.2%
Industrial	1,569	1,662	-5.6%	3,072	3,263	-5.9%
Commercial	636	625	1.7%	1,333	1,277	4.4%
Others	325	304	6.8%	658	595	10.6%
Total	3,496	3,567	-2.0%	7,164	7,152	0.2%

RGE
	2Q19	2Q18	Var.	1H19	1H18	Var.
Residential	1,286	1,347	-4.5%	2,880	2,814	2.3%
Industrial	1,655	1,641	0.9%	3,156	3,123	1.1%
Commercial	634	666	-4.8%	1,381	1,401	-1.4%
Others	1,207	1,222	-1.2%	2,670	2,790	-4.3%
Total	4,783	4,877	-1.9%	10,087	10,128	-0.4%

CPFL Santa Cruz
	2Q19	2Q18	Var.	1H19	1H18	Var.
Residential	199	200	-0.3%	420	402	4.6%
Industrial	267	247	8.4%	533	484	10.2%
Commercial	90	88	3.2%	192	180	6.2%
Others	176	190	-7.5%	366	356	2.7%
Total	732	724	1.2%	1,511	1,422	6.2%

2Q19 Results | August 13, 2019

12.10) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	2Q19	2Q18	Var.	1H19	1H18	Var.
Residential	2,349	2,327	0.9%	5,003	4,788	4.5%
Industrial	590	619	-4.6%	1,181	1,260	-6.3%
Commercial	1,042	1,048	-0.5%	2,193	2,154	1.8%
Others	1,035	1,086	-4.7%	2,104	2,093	0.5%
Total	5,016	5,080	-1.3%	10,480	10,295	1.8%

CPFL Piratininga
	2Q19	2Q18	Var.	1H19	1H18	Var.
Residential	967	975	-0.9%	2,101	2,017	4.2%
Industrial	255	283	-10.1%	514	570	-9.9%
Commercial	446	447	-0.1%	953	923	3.2%
Others	280	261	7.4%	569	512	11.3%
Total	1,947	1,966	-0.9%	4,137	4,022	2.9%

RGE
	2Q19	2Q18	Var.	1H19	1H18	Var.
Residential	1,286	1,347	-4.5%	2,880	2,814	2.3%
Industrial	483	525	-8.1%	939	1,004	-6.5%
Commercial	536	582	-7.9%	1,182	1,235	-4.2%
Others	1,198	1,213	-1.2%	2,654	2,773	-4.3%
Total	3,503	3,667	-4.5%	7,654	7,826	-2.2%

CPFL Santa Cruz
	2Q19	2Q18	Var.	1H19	1H18	Var.
Residential	199	200	-0.3%	420	402	4.6%
Industrial	97	101	-4.1%	194	199	-2.8%
Commercial	84	82	1.9%	178	169	5.0%
Others	175	190	-7.7%	365	356	2.5%
Total	555	573	-3.1%	1,157	1,126	2.7%

2Q19 Results | August 13, 2019

12.11) Information on Interest in Companies

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession
Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Countryside of São Paulo	234	4,539	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Countryside and seaside of São Paulo	27	1,773	30 years	October 2028
RGE Sul Distribuidora de Energia S.A. ("RGE") (a)	Publicly-quoted corporation	Direct and Indirect 100%	Countryside of Rio Grande do Sul	381	2,904	30 years	November 2027
Companhia Jaguari de Energia ("CPFL Santa Cruz")	Private corporation	Direct 100%	Countryside of São Paulo, Paraná and Minas Gerais	45	461	30 years	July 2045

Note:

(a)    On December 31, 2018, was approved the grouping of the concessions of the distribution companies RGE Sul Distribuidora de Energia S.A. (“RGE Sul”)  and Rio Grande Energia S.A. (“RGE”), considering RGE Sul as the Merging Company and RGE as the Merged Company;

Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Installed capacity
					Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	3 Hydroelectric (b)	1,295	678
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51% (c)	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855	436
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 53.34%	Paraíba	2 Thermoelectric	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93% (d)	Tocantins	1 Hydroelectric	903	38
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 51.56%	See chapter 11.4.2	See chapter 11.4.2	See chapter 11.4.2	See chapter 11.4.2
CPFL Centrais Geradoras Ltda. ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo and Minas Gerais	6 MHPPs	4	4
Transmission	Company Type		Core activity		Equity Interest
CPFL Transmissão Piracicaba S.A. ("CPFL Piracicaba")	Privately-held corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Morro Agudo S.A. ("CPFL Morro Agudo")	Privately-held corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Maracanaú S.A. ("CPFL Maracanaú")	Privately-held corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Sul I S.A. ("CPFL Sul I")	Privately-held corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Sul II S.A. ("CPFL Sul II")	Privately-held corporation		Electric energy transmission services		Indirect 100%

Notes:

(b)    CPFL Geração holds 51.54% of the assured power and power of the Serra da Mesa HPP, whose concession belongs to Furnas. The Cariobinha HPP and the Carioba TPP projects are deactivated pending the position of the Ministry of Mines and Energy on the anticipated closure of its concession and are not included in the table;

(c)     The joint venture Chapecoense fully consolidates the interim financial statements of its direct subsidiary, Foz de Chapecó;

(d)    Paulista Lajeado has a 7% participation in the installed power of Investco S.A. (5.94% share of its capital).

2Q19 Results | August 13, 2019

Energy commercialization	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Private corporation	Energy commercialization	Indirect 100%

Services	Company Type	Core activity	Equity Interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda. ("Nect")	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%
CPFL Eficiência Energética S.A. ("CPFL Eficiência")	Private corporation	Management in Energy Efficiency	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi")	Limited company	IT services	Direct 100%
CPFL GD S.A. ("CPFL GD")	Private corporation	Electric energy generation services	Indirect 100%

Others	Company Type	Core activity	Equity Interest
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%
CPFL Telecom S.A. ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%

2Q19 Results | August 13, 2019

12.12) Reconciliation of Net Debt/EBITDA Pro Forma ratio of CPFL Energia for purposes of financial covenants calculation

(R$ million)

Net Debt Pro Forma Reconciliation (2Q19)

Net debt - Generation projects
Jun-19	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Paulista Lajeado	Subtotal	ENERCAN	BAESA	Chapecoense	EPASA	Subtotal
Borrowings and Debentures	423	5,261	-	5,684	521	-	1,120	169	1,810	7,494
(-) Cash and Cash Equivalents	(74)	(682)	(20)	(775)	(73)	(21)	(223)	(53)	(370)	(1,146)
Net Debt	349	4,580	(20)	4,909	448	(21)	897	116	1,439	6,348
CPFL Stake (%)	65.00%	53.18%	59.93%	-	48.72%	25.01%	51.00%	53.34%	-	-
Net Debt in Generation Projects	227	2,435	(12)	2,651	218	(5)	457	62	732	3,383

Reconciliation
CPFL Energia
Gross Debt		19,472
(-) Cash and Cash Equivalents		(6,982)
Net Debt (IFRS)		12,490
(-) Fully Consolidated Projects		(4,909)
(+) Proportional Consolidation		3,383
Net Debt (Pro Forma)		10,964

EBITDA Pro Forma Reconciliation (2Q19 - LTM)

EBITDA - Generation Projects
2Q19LTM	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Paulista Lajeado	Subtotal	ENERCAN	BAESA	Chapecoense	EPASA	Subtotal
Net operating revenue	333	1,883	47	2,263	638	312	873	969	2,792	5,056
Operating cost and expense	(93)	(715)	(25)	(833)	(183)	(228)	(198)	(679)	(1,288)	(2,121)
EBITDA	240	1,168	22	1,430	455	84	675	291	1,504	2,934
CPFL stake (%)	65.00%	53.18%	59.93%	-	48.72%	25.01%	51.00%	53.34%	-	-
Proportional EBITDA	156	621	13	790	222	21	344	155	742	1,532

Reconciliation
CPFL Energia - 2Q19 LTM
Net income		2,440
Amortization		1,603
Financial Results		981
Income Tax /Social Contribution		913
EBITDA		5,937
(-) Equity income		(356)
(-) EBITDA - Fully consolidated projects		(1,430)
(+) Proportional EBITDA		1,532
EBITDA Pro Forma		5,683

Net Debt / EBITDA Pro Forma		1,93x

Note: in accordance with financial covenants calculation in cases of assets acquired by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 14, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.